
08045224

HEALTHCARE REALTY TRUST

ANNUAL REPORT TO SHAREHOLDERS

Letter to SHAREHOLDERS

During its fifteenth year as a public company, Healthcare Realty Trust continued its commitment to creating long-term value by realigning its portfolio to focus primarily on medical office and outpatient real estate. The Company divested its senior living assets throughout 2007 and distributed the majority of the proceeds to shareholders in a one-time special dividend. We believe Healthcare Realty Trust's streamlined portfolio offers shareholders better asset quality, lower risk and higher long-term growth prospects in an environment of increasing demand for outpatient services and facilities. The Company is positioned well to take advantage of these growth opportunities, having maintained its strong balance sheet fundamentals, while also expanding its development capabilities to meet the needs of healthcare providers in growing markets. The Company continues to target acquisitions of existing facilities according to strict investment standards and believes its opportunities for developing new facilities, in conjunction with the competitive restructuring of the healthcare industry's capital-spending initiatives, will enhance growth over time.



DAVID R. EMERY
Chairman of The Board & Chief Executive Officer

While indicators of the economy may fluctuate from year to year, the number of Americans seeking medical treatment, particularly in outpatient settings, continues to steadily rise. From 1995 to 2005, outpatient visits per capita increased by approximately 20 percent in primary care offices, surgical care offices, and hospital outpatient departments to a total of approximately 1.2 billion visits. Additionally, the number of procedures that may be performed on an outpatient basis, which only accounted for about 20 percent of all procedures in 1980, has grown to almost 80 percent today. Meanwhile, annual inpatient admissions have held steady at approximately 118 people per thousand over the same period.

These trends, combined with the continuing rise in healthcare costs, have encouraged parties on multiple fronts to strategically focus on the move from inpatient to outpatient services. The federal government and private insurance payors are seeking to limit growth in healthcare spending without cutting payments to providers. Patients are sharing a greater cost of their care and prefer outpatient, lower-cost settings. Physicians are looking to increase efficiency by treating patients more quickly and conveniently; and hospitals are positioning themselves to compete with other providers by offering more outpatient services to an expanding population.

Such dynamics have prompted a competitive restructuring of the healthcare industry in which providers have heightened capital spending to gain market share, seeking to offer the most comprehensive care in the newest facilities. A critical part of this initiative is the effort by hospitals to bring physicians on campus to eliminate competition and to benefit from the flow of patients that their medical offices and outpatient services attract. Healthcare Realty Trust's capital, combined with its development and management capabilities, expand healthcare providers' options in meeting the demands of a changing, competitive environment.

We have heightened our focus on developing new facilities to give the Company a venue for more profitable growth outside of the relatively limited market for existing medical office space. The high prices that nontraditional, highly-leveraged investors have been willing to pay in recent years constrained acquisition growth for the Company in 2007. However, we have been pleased with the expansion of our development initiatives, with $250 million in projects that commenced in 2007.

Revenues for 2007 totaled $212.6 million, compared with $212.8 million for 2006. Income from continuing operations for 2007 totaled $16.7 million, compared with $16.0 million in 2006. The comparability of 2007 to 2006 for reported revenues and income from continuing operations was not impacted by the disposition of the senior living assets because the operations of the divested assets were reclassified to discontinued operations in the Consolidated Statement of Income for all periods. However, the period-over-period comparisons of net income, net income per share, funds from operations ("FFO"), and FFO per share were impacted by the reduced asset base and the gain on sales in 2007. Net income was $60.1 million, or $1.24 per diluted common share, compared with $39.7 million, or $0.84 per diluted common share in 2006. Diluted FFO, composed primarily of net income and depreciation of real estate, totaled $73.2 million, or $1.51 per diluted common share for the twelve months ending December 31, 2007. This compares with $101.1 million, or $2.13 per diluted common share for the same period in 2006.

The Company distributed $6.84 per common share in total dividend payments during the calendar year 2007, which included a one-time special dividend in the amount of $4.75 per share, associated with the senior living asset disposition. Based upon the smaller asset base, the Company reset its regular quarterly dividend from $0.66 per share to $0.385 per share in the second quarter. We believe our conservative dividend strategy affords the Company a long-term horizon for meaningful growth, while rewarding investors for the Company's high-quality, low-risk portfolio.

Healthcare in 2007

The Center for Medicare and Medicaid Services (or "CMS") recently reported the latest national healthcare spending data from 2006, which totaled over $2 trillion, or 16 percent of GDP, and is projected to reach 19.5 percent of GDP by 2017. Hospital spending and physician services continue to account for the largest portion of healthcare spending in 2006, attributed to the considerable use of both inpatient and outpatient services per capita in the U.S.

The consistent growth of healthcare services continues to show that the industry is driven largely by secular trends and demographics, rather than by short-term fluctuations in economic indicators, healthcare provider earnings or government reimbursement. Of the total $2.1 trillion in healthcare spending, only 19 percent is financed by Medicare and 15 percent by Medicaid, which is contrary to the common perception that the majority of healthcare revenue is dependent upon the government.

Healthcare Realty Trust's medical office and outpatient facility tenants – comprised of more than 2,400 physician groups, of diverse specialties, patients, and payor mix – have a higher percentage of reimbursement from private payors than the tenants of hospitals or nursing home operators, who rely more heavily on government payors. Changes in government reimbursement also present less risk to physician tenants, whose earnings are estimated to be on average eight to twelve times rent, or roughly ten times the EBITDAR (Earnings Before Interest, Taxes, Depreciation, Amortization and Rent) coverage of an average skilled nursing operator. In addition, the growth in Medicare payments to physicians has been stable over time.

Looking Forward

The prominence of healthcare in our economy affirms our confidence in the industry's non-cyclical nature and compelling fundamentals that support long-term real estate values. The macro-dynamic of large consumer groups requiring more healthcare services, along with providers competing to capture this service growth, is expected to increase healthcare providers' needs for more capacity and new facilities. These developments, combined with providers' internal capital needs, create an environment of strong demand for capital sources and real estate partners.

Approximately 60 percent of the healthcare construction projects completed in 2006 were outpatient-related properties, totaling almost $3 billion. Even with the influx of new outpatient construction each year, most facilities remain at full capacity. The 2006 end-of-year national vacancy rate for outpatient facilities was only approximately nine percent. Historically, there has never been a period of overbuilding in medical office and outpatient property types. Eleemosynary health systems are often slow to commit to building medical office and outpatient facilities on their campuses, even though the plans to build more space may be several years past due. Their reluctance to use capital sources for additional facilities creates opportunities for Healthcare Realty Trust to expedite real estate expansion, both on and adjacent to hospital campuses. The Company's more than 15 years of experience developing, owning and managing outpatient properties saves providers vital capital and resources, and delivers critical new space in a shorter period of time. We believe investment opportunities will continue to expand as hospitals become more capital-constrained in meeting the demands of an aging population, providing new services and technology, recruiting on-campus physicians, and servicing a higher level of insured patients.

Integrated Real Estate Solutions

In the current healthcare environment, successful health systems realize that access to new capital is critical to accomplishing their long-term mission and capturing market share. Prudent systems are looking to engage experienced real estate partners that offer flexible, lasting alternatives to meet their real estate needs. Healthcare Realty Trust works to develop and acquire properties that are strategically integrated with the present and future goals of health systems and physicians. We utilize straightforward, flexible ownership structures that allow health systems to redeploy capital resources away from ancillary medical real estate, while preserving the operational control they desire.

Healthcare Realty Trust is not only a source of capital but is also functionally organized to meet health systems' and physicians' real estate needs. As one of the largest owners of healthcare-related real estate in the country, the Company provides a continuum of real estate services, including construction and property management. Our ability to integrate internal capital with management and construction expertise adds immediate and continuing value for our clients, ensures the success of long-term investments and differentiates Healthcare Realty Trust from other real estate firms.

Building Relationships and Market Presence

It is our intent to invest capital in medical office and outpatient properties after understanding how interests can be aligned to best meet a community's strategic and clinical needs. Whether through our relationships with leading health systems or through opportunities independent from a health system, we will seek to deliver outpatient real estate to burgeoning markets, where medical-related office space is in high demand.

In addition to investment opportunities resulting from strong relationships with health systems, during the year we have targeted market-driven development opportunities for outpatient facilities on sites that are most often near acute-care hospitals and in areas with rapid population growth. We believe our investment in this type of development is compelling because of fewer use and leasing restrictions, shorter development timelines, and the prospect for higher investment returns.

Given the competitive and limited environment for the acquisition of existing medical office buildings, Healthcare Realty Trust is well-positioned to take advantage of the growing opportunities for medical office construction, producing better returns and enabling the Company to establish and develop lasting investment relationships and market presence.

Conservative Financial Management

Healthcare Realty Trust's conservative capital structure differentiates the Company from other REITs and enables the Company to pursue worthy investment opportunities. The Company continues to maintain a low business-risk profile through prudent use of debt. The Company's debt-to-gross assets ratio was 43 percent at year-end.

We believe the Company's investment-grade credit ratings continue to validate our investment approach and the Company's ability to maintain its fundamentals while improving performance in future years, given its operating strength, low business-risk profile, superior capital structure and liquidity position, and our dedication to lasting ownership of healthcare real estate.

The management team is pleased with Healthcare Realty Trust's progress and its achievements over the year, positioning the Company to take advantage of future growth in a stable and profitable outpatient asset class. We are grateful to the Board of Directors and our employees for their energy and commitment. We appreciate our shareholders, whose support and involvement provide the foundation for the Company's continued success.

Sincerely yours,

David R. Emery

David R. Emery
Chairman of the Board & CEO

Selected PROPERTIES



ST. THOMAS HEART INSTITUTE/ MEDICAL PLAZA EAST
Nashville, Tennessee



INDIANA ORTHOPAEDIC HOSPITAL
Indianapolis, Indiana



ST. LUKE'S MEDICAL CENTER TOWERS
San Antonio, Texas



BAYLOR PAVILION I
Plano, Texas



BAPTIST WOMEN'S PHYSICIAN OFFICE
Memphis, Tennessee



KERLAN JOBE MEDICAL CENTER
Los Angeles, California



PALI MOMI MEDICAL CENTER
Honolulu, Hawaii



UNIVERSITY MEDICAL CAMPUS CLINIC
Round Rock, Texas



BAPTIST MEDICAL PLAZA I & II
Nashville, Tennessee



LEWIS-GALE CLINIC
Roanoke, Virginia



WADLEY AND BARNETT MEDICAL TOWERS
Dallas, Texas


ST. ANDREWS

ST. ANDREW'S SURGERY CENTER
Venice, Florida

Property
LOCATIONS



★ CORPORATE OFFICE ● INVESTMENTS* ▲ MANAGED PROPERTIES**

INVESTMENTS:

Alabama	6	Indiana	3	Oregon	1
Arizona	9	Iowa	1	Pennsylvania	7
Arkansas	1	Kansas	1	Tennessee	18
California	12	Louisiana	2	Texas	45
Colorado	3	Maryland	2	Utah	1
District of Columbia	2	Massachusetts	2	Virginia	14
Florida	27	Michigan	9	Washington	1
Georgia	3	Mississippi	1	Wyoming	1
Hawaii	3	Missouri	5		
Illinois	4	Nevada	3		

* Includes mortgage and LLC investments.

** As of December 31, 2007, Healthcare Realty Trust managed 116 properties of which 108 were owned.

Financial Table of CONTENTS

Selected Financial
INFORMATION

The following table sets forth financial information for Healthcare Realty Trust Incorporated (the "Company"), which is derived from the Consolidated Financial Statements of the Company:

(Dollars in thousands, except per share data)	Years Ended December 31, 2007 [1]	2006 [2]	2005 [2]	2004 [2]	2003 [2]
Statement of Income Data:					
Total revenues	$ 212,593	$ 212,792	$ 206,745	$ 181,871	$ 143,964
Total expenses	$ 195,916	$ 196,816	$ 186,852	$ 152,787	$ 107,418
Income from continuing operations	$ 16,677	$ 15,976	$ 19,893	$ 29,084	$ 36,546
Discontinued operations	$ 43,385	$ 23,743	$ 32,775	$ 26,449	$ 23,856
Net income	$ 60,062	$ 39,719	$ 52,668	$ 55,533	$ 60,402
Per Share Data:					
Basic:					
Income from continuing operations per common share	$ 0.35	$ 0.34	$ 0.43	$ 0.67	$ 0.89
Discontinued operations per common share	$ 0.91	$ 0.51	$ 0.70	$ 0.60	$ 0.58
Net income per common share	$ 1.26	$ 0.85	$ 1.13	$ 1.27	$ 1.47
Diluted:					
Income from continuing operations per common share	$ 0.35	$ 0.34	$ 0.42	$ 0.65	$ 0.87
Discontinued operations per common share	$ 0.89	$ 0.50	$ 0.69	$ 0.59	$ 0.57
Net income per common share	$ 1.24	$ 0.84	$ 1.11	$ 1.24	$ 1.44
Weighted average common shares outstanding — Basic	47,536,133	46,527,857	46,465,215	43,706,528	41,142,619
Weighred average common shares outstanding — Diluted	48,291,330	47,498,937	47,406,798	44,627,475	41,840,188
Balance Sheet Data *(as of the end of the period):*					
Real estate properties, net	$ 1,351,173	$ 1,554,620	$ 1,513,247	$ 1,558,794	$ 1,329,323
Mortgage notes receivable	$ 30,117	$ 73,856	$ 105,795	$ 40,321	$ 91,835
Assets held for sale, net	$ 15,639	$ –	$ 21,415	$ 61,246	$ –
Total assets	$ 1,495,492	$ 1,736,603	$ 1,747,652	$ 1,750,810	$ 1,501,802
Notes and bonds payable	$ 785,289	$ 849,982	$ 778,446	$ 719,264	$ 590,281
Total stockholders' equity	$ 631,995	$ 825,672	$ 912,468	$ 980,616	$ 876,130
Other Data:					
Funds from operations — Basic [3]	$ 73,156	$ 101,106	$ 107,943	$ 110,172	$ 103,716
Funds from operations — Diluted [3]	$ 73,156	$ 101,106	$ 107,943	$ 110,172	$ 103,716
Funds from operations per common share — Basic [3]	$ 1.54	$ 2.17	$ 2.32	$ 2.52	$ 2.52
Funds from operations per common share — Diluted [3]	$ 1.51	$ 2.13	$ 2.28	$ 2.47	$ 2.48
Dividends declared and paid per common share	$ 6.84	$ 2.64	$ 2.63	$ 2.55	$ 2.47

[1] The Company completed the sale of its senior living assets in 2007 and paid a $4.75 per share special dividend with a portion of the proceeds. See Note 6 to the Consolidated Financial Statements for more information on this transaction.

[2] The years ended December 31, 2006, 2005, 2004 and 2003 are restated to conform to the discontinued operations presentation for 2007. See Note 4 to the Consolidated Financial Statements for more information on the Company's discontinued operations at December 31, 2007.

[3] See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of Funds From Operations ("FFO"), including why the Company presents FFO and a reconciliation of Net income to FFO.

Management's Discussion and Analysis of Financial Condition
AND RESULTS OF OPERATIONS

OVERVIEW

Business Overview

Healthcare Realty Trust Incorporated (the "Company") operates under the Internal Revenue Code of 1986, as amended, as an indefinite life real estate investment trust ("REIT"). The Company, a self-managed and self-administered REIT, integrates owning, managing and developing income-producing real estate properties associated primarily with the delivery of outpatient healthcare services throughout the United States. Management believes that by providing a complete spectrum of real estate services, the Company can differentiate its competitive market position, expand its asset base and increase revenues over time.

Substantially all of the Company's revenues in 2007 were derived from rentals on its healthcare real estate properties and from interest earned on mortgage loans. Revenues from the consolidation of variable interest entities ("VIEs") related to the operations of six senior living facilities were included in discontinued operations. As part of the Company's sale of its senior living assets in 2007, the Company sold the majority of its mortgage loans and all 21 of its variable interest entities, including the six entities that were previously consolidated. See Note 6 to the Consolidated Financial Statements for more information on the senior living disposition.

The Company incurred operating and administrative expenses in 2007, including compensation, office rent and other related occupancy costs, as well as various expenses incurred in connection with managing its existing portfolio and acquiring and developing additional properties. The Company also incurred interest expense on its various debt instruments, as well as depreciation and amortization expense on its real estate portfolio.

Executive Overview

The Company's investment efforts during 2007 focused on properties associated with or adjacent to leading healthcare providers in markets with a robust demand for outpatient healthcare facilities. The Company believes the lower-risk, demand-driven dynamics of these facilities will enhance its prospects for long-term stability and growth.

The Company continues to pursue opportunities to develop outpatient medical facilities. As of December 31, 2007, the Company had 10 development projects underway with budgets totaling approximately $254.1 million. The Company expects completion of five of the 10 projects with budgets totaling approximately $83.4 million during 2008 and expects the remaining five projects with budgets totaling approximately $170.7 million to be completed during 2009. See Note 14 to the Consolidated Financial Statements for more information on the Company's development activities. Beyond the projects currently under construction, the Company is working on several other projects. If the Company continues to pursue these other projects, they could have total project budgets of approximately $225.0 million and, based on management's current estimates of when construction might start, would have completion dates in late 2009, 2010 and 2011.

Management continues to see high valuations on properties in the medical office sector, based on market transactions that have occurred over the last several quarters. However, despite the highly competitive market for these assets, the Company continues to pursue existing property investments. See Note 6 to the Consolidated Financial Statements for more information on the Company's acquisitions in 2007.

The Company's real estate portfolio, diversified by facility type, geography, tenant and payor mix, helps mitigate its exposure to fluctuating economic conditions, tenant and sponsor credit risks, and changes in clinical practice patterns. As discussed in Liquidity below, management believes it is well-positioned from a capital structure and liquidity viewpoint to fund its investment activity. At December 31, 2007, the Company had $136.0 million of indebtedness outstanding under its unsecured credit facility ("Unsecured Credit Facility due 2009") with borrowing capacity remaining, under its financial covenants, of approximately $151.2 million; its debt-to-book capitalization ratio was approximately 55.4%; its debt-to-consolidated total asset value was approximately 42.7%; and 81.1% of its existing debt portfolio had maturity dates after 2010.

In 2007, the Company also completed the sale of its senior living assets. The Company's investment portfolio, after the sale of the senior living assets, consists predominantly of medical office and outpatient facility types. Given their high occupancy and low turnover rates, diverse tenancy with high rent coverages, and the largely private-pay attributes of medical office tenants, management believes the Company's portfolio after the sale of the senior living assets, reduces the business-risk profile of the Company. See Note 6 to the Consolidated Financial Statements for more information on the senior living disposition.

The Company has not been significantly impacted by the recent turmoil in the credit markets. Though the Company does have some exposure to variable interest rates, and its stock price has been impacted by the volatility in the stock markets, the Company's leases, which provide its main source of income and cash flow, are generally fixed in nature, have terms of approximately one to 15 years and have annual rate increases based generally on consumer price indices.

TRENDS AND MATTERS IMPACTING OPERATING RESULTS

Management monitors factors and trends important to the Company and REIT industry in order to gauge the potential impact on the operations of the Company. Discussed below are some of the factors and trends that management believes may impact future operations of the Company.

As of December 31, 2007, approximately 41.5% of the Company's real estate investments consisted of properties leased to unaffiliated lessees pursuant to long-term net lease agreements or subject to financial support agreements; approximately 53.8% were multi-tenanted properties with shorter-term occupancy leases, but without other financial support agreements; and the remaining 4.7% of investments were related to land held for development, corporate property, mortgage notes receivable and investments in unconsolidated limited liability companies which are invested in real estate properties. The Company's master leases and financial support agreements are generally designed to ensure the continuity of revenues and coverage of costs and expenses relating to the properties by the tenants and the sponsoring healthcare operators. The Company's master leases and financial support agreements may not be renewed past their expiration dates which could impact the Company's operating results as described in more detail below in Expiring Leases and Financial Support Agreements. The Company's recent medical office real estate acquisitions have not had master lease or financial support arrangements. Rather, the income from such investments is derived solely from rents paid by the occupying tenants, which generally include physician practices and hospital outpatient operations under leases of varying terms. While such lease arrangements do not provide the Company with the ability to seek recourse from a healthcare sponsor, the Company expects to manage rents more profitably.

Development Activity

The Company continues to focus on developing medical office and outpatient facilities. The development investments that the Company pursues are either relationship-based, with a particular operator or hospital system, or they are market-driven, where the underlying fundamentals in a particular market make the development of medical office and outpatient facilities, without an existing healthcare system relationship, compelling. The Company's market-driven development opportunities are generally on sites that are most often near acute-care hospitals and in markets with strong population growth and are advantageous because of fewer use and leasing restrictions, shorter development timelines, and the prospect for higher investment returns. The Company's ability to complete, lease-up and operate these facilities in a given period of time will impact the Company's results of operations and cash flows. More favorable completion dates, lease-up periods and rental rates will result in improved results of operations and cash flows, while lagging completion dates, lease-up periods and rental rates will likely result in less favorable results of operations and cash flows.

Acquisitions

During 2007, the Company acquired three real estate properties and five parcels of land for approximately $63.0 million, of which $4.0 million will be funded upon completion of certain tenant improvements. Also, during 2007, the Company originated two mortgage notes receivable totaling approximately $14.2 million. See Note 6 to the Consolidated Financial Statements for more information on these acquisitions.

Dispositions

During 2007, the Company sold its senior living assets, including 56 real estate properties and 16 mortgage notes and notes receivable, for cash proceeds totaling approximately $369.4 million. The Company also sold three other real estate properties for cash proceeds totaling approximately $6.5 million. The proceeds from these sales were used to pay a special dividend to the Company's shareholders of approximately $227.2 million, or $4.75 per share, to repay amounts outstanding on the Company's unsecured credit facility, to pay transaction costs and were used for general corporate purposes. See Note 6 to the Consolidated Financial Statements for more information on these dispositions.

Purchase Options Exercised and Exercisable

Certain of the Company's leases include purchase option provisions. These provisions vary from lease to lease but generally allow the lessee to purchase the property covered by the lease from the Company at the greater of fair market value or an amount equal to the Company's gross investment.

As of December 31, 2007, the Company had received notice from an operator of its intent to purchase two buildings from the Company pursuant to purchase options contained in each of the building leases. The Company expects to sell one such property in the second quarter of 2008 and has, therefore, included the property in assets held for sale and discontinued operations and its results of operations in discontinued operations on the Company's Consolidated Financial Statements as of and for the year ended December 31, 2007. The Company is in dispute with its lessee concerning the price and enforceability of the option on the second property such that management is not sure when, or if, the property will be sold. As a result, the second property has not been reclassified to assets held for sale and discontinued operations and its results of operations have not been reclassified to discontinued operations on the Company's Consolidated Financial Statements as of and for the year ended December 31, 2007.

The Company has similar purchase option obligations under its leases with its other tenants and operators that the Company could be required to fulfill if exercised by the respective tenants or operators. If such buildings are sold pursuant to these purchase options, the Company's results of operations and cash flows could be negatively impacted. See Purchase Options included in Liquidity and Note 3 to the Consolidated Financial Statements for more information on these purchase option provisions.

Expiring Leases and Financial Support Agreements

Master leases on four of the Company's properties and financial support arrangements related to four of the Company's properties will expire in 2008. If the Company is unable to negotiate renewals of these agreements at favorable rates or the underlying tenant rents do not support the current rental rates or returns, then the Company's results of operations and cash flows could be negatively impacted. However, management believes that, even if these agreements are not renewed, there will not be a significant long-term impact on the Company's results of operations or cash flows given the underlying tenant sublease rents and management's focus to increase occupancy and rental rates in these properties.

In the multi-tenanted properties, the leases are generally short term in nature, resulting in a consistent and constant level of lease expirations each year. In 2008, over 400 leases in these properties will expire. In 2007, the majority of the multi-tenanted leases that expired were renewed at favorable rates.

Discontinued Operations

In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), discussed in more detail in Note 1 to the Consolidated Financial Statements, a company must present the results of operations of real estate assets disposed of or held for sale as discontinued operations. Therefore, the results of operations from such assets are classified as discontinued operations for the current period, and all prior periods presented are restated to conform to the current period presentation. Readers of the Company's Consolidated Financial Statements should be aware that each future disposal will result in a change to the presentation of the Company's operations in the historical Consolidated Statements of Income as previously filed. Such reclassifications to the Consolidated Statements of Income will have no impact on previously reported net income.

Amortization of In-Place Leases

As discussed in Application of Critical Accounting Policies and in Note 1 to the Consolidated Financial Statements, when a building is acquired with in-place leases, SFAS No. 141, "Business Combinations" ("SFAS No. 141"), requires that the cost of the acquisition be allocated between the tangible real estate and the intangible assets related to in-place leases based on their fair values. Where appropriate, the intangible assets recorded could include goodwill, ground leases or customer relationship assets. The value of above- or below-market in-place leases is amortized against rental income or property operating expense over the average remaining term of the leases in-place upon acquisition. The amortization periods of the intangibles may be relatively short, such as with a short-term tenant lease, or may be longer, such as with a long-term ground lease. The value of at-market in-place leases and other intangible assets is amortized and reflected in amortization expense in the Company's Consolidated Statements of Income. The remaining lives of the in-place lease intangibles at December 31, 2007 ranged from four months (for tenant leases) to 72 years (for certain ground leases). If the acquisition volume of in-place leases increases, the related amortization would increase. As the lease intangibles recorded as of December 31, 2007 begin to fully amortize, the amount of amortization expense related to those intangible assets will decrease from year to year.

Variable Interest Entities

Pursuant to the provisions of FASB Interpretation ("FIN") No. 46R, "Consolidation of Variable Interest Entities" ("FIN No. 46R"), the Company had consolidated the assets and liabilities and results of operations of six VIEs in its Consolidated Financial Statements. All 21 of the Company's properties associated with VIEs, including the six previously consolidated, were sold in the disposal of the senior living assets in 2007. As a result, as of December 31, 2007, the Company no longer had VIEs included in its Consolidated Financial Statements. If circumstances dictate, however, the structure of future transactions with operators could create VIEs, which could result in consolidation of an entity's results of operations.

FUNDS FROM OPERATIONS

Funds From Operations ("FFO") and FFO per share are operating performance measures adopted by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"). NAREIT defines FFO as the most commonly accepted and reported measure of a REIT's operating performance equal to "net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures." In 2003, the Securities and Exchange Commission issued a statement that impairment charges could not be added back to net income in calculating FFO. The Company recorded impairment charges totaling $7.1 million, $5.7 million and $0.7 million, respectively, for the years ended December 31, 2007, 2006 and 2005, which negatively impacted FFO and FFO per share. See Note 5 to the Consolidated Financial Statements for more details on the impairment charges recognized for each period. Impairment charges will be recognized from time to time and will negatively impact FFO.

Management believes FFO and FFO per share to be supplemental measures of a REIT's performance because they provide an understanding of the operating performance of the Company's properties without giving effect to certain significant non-cash items, primarily depreciation and amortization expense. Management uses FFO and FFO per share to compare and evaluate its own operating results from period to period, and to monitor the operating results of the Company's peers in the REIT industry. The Company reports FFO and FFO per share because these measures are observed by management to also be the predominant measures used by the REIT industry and by industry analysts to evaluate REITs and because FFO per share is consistently reported, discussed, and compared by research analysts in their notes and publications about REITs. For these reasons, management has deemed it appropriate to disclose and discuss FFO and FFO per share.

However, FFO does not represent cash generated from operating activities determined in accordance with accounting principles generally accepted in the United States of America and is not necessarily indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow from operating activities as a measure of liquidity.

The table below reconciles net income to FFO for the three years ended December 31, 2007.

(Dollars in thousands, except per share data)	Year Ended December 31, 2007	2006	2005
Net income	$ 60,062	$ 39,719	$ 52,668
Gain on sales of real estate properties	(40,405)	(3,275)	(7,483)
Real estate depreciation and amortization	53,499	64,662	62,758
Total adjustments	13,094	61,387	55,275
Funds from Operations — Basic and Diluted	$ 73,156	$ 101,106	$ 107,943
Weighted average common shares outstanding — Basic	47,536,133	46,527,857	46,465,215
Weighted average common shares outstanding — Diluted	48,291,330	47,498,937	47,406,798
Funds from Operations per Common Share — Basic	$ 1.54	$ 2.17	$ 2.32
Funds from Operations per Common Share — Diluted	$ 1.51	$ 2.13	$ 2.28

During 2007, the Company completed the sale of its senior living portfolio as discussed in Note 6 to the Consolidated Financial Statements. The comparability of FFO and FFO per share for 2007, 2006 and 2005 are impacted by the disposition of the senior living assets because of the reduced asset base resulting from the sale. FFO and FFO per share generated from these properties for the years ended December 31, 2007, 2006 and 2005 was approximately $10.2 million, or $0.22 per basic common share ($0.21 per diluted common share), $29.1 million, or $0.63 per basic common share ($0.61 per diluted common share) and $23.0 million, or $0.49 per basic common share ($0.48 per diluted common share), respectively.

RESULTS OF OPERATIONS

2007 Compared to 2006

The Company's results of operations for 2007 were impacted by the disposition of its senior living assets. Included in the sale were 56 real estate properties in which the Company had investments totaling approximately $328.4 million ($259.9 million, net), 16 mortgage notes and notes receivable in which the Company had investments totaling approximately $63.2 million, and certain other assets or liabilities related to the assets. The Company received cash proceeds from the sale of approximately $369.4 million, recorded a deferred gain of approximately $5.7 million and recognized a net gain of approximately $40.2 million. The proceeds were used to pay a special dividend to the Company's shareholders of approximately $227.2 million, or $4.75 per share, to repay amounts outstanding on the Company's unsecured credit facility, to pay transaction costs and were used for general corporate purposes. The transaction also included the sale of all 21 of the properties associated with the Company's VIEs, including the six VIEs the Company had previously consolidated. Revenues, including the revenues from the VIEs, were approximately $27.7 million and $47.8 million, respectively, and net income was approximately $8.4 million and $18.9 million, respectively, for the senior living assets for the years ended December 31, 2007 and 2006 which are included in discontinued operations on the Consolidated Statements of Income.

The comparability of the Company's revenues and income from continuing operations for 2007 and 2006 is not impacted by the disposition of the senior living assets because the results of operations of the assets disposed of are included in discontinued operations for both periods. However, the comparability of net income and net income per share for 2007 and 2006 are impacted by the sale due to the reduced asset base and the net gain from the sale. See Note 6 to the Company's Consolidated Financial Statements for more information on the sale of the senior living assets.

For the year ended December 31, 2007, net income was $60.1 million, or $1.26 per basic common share ($1.24 per diluted common share) compared to net income of $39.7 million, or $0.85 per basic common share ($0.84 per diluted common share) for the year ended December 31, 2006. Revenues from continuing operations were $212.6 million for the year ended December 31, 2007 compared to revenues from continuing operations of $212.8 million for the year ended December 31, 2006. FFO was $73.2 million, or $1.54 per basic common share ($1.51 per diluted common share), for the year ended December 31, 2007 compared to $101.1 million, or $2.17 per basic common share ($2.13 per diluted common share), in 2006.

			Change	
(Dollars in thousands)	2007	2006	$	%
REVENUES				
Master lease rent	$ 61,799	$ 58,140	$ 3,659	6.3%
Property operating	129,181	125,394	3,787	3.0%
Straight-line rent	1,044	2,415	(1,371)	-56.8%
Mortgage interest	1,752	5,101	(3,349)	-65.7%
Other operating	18,817	21,742	(2,925)	-13.5%
	212,593	212,792	(199)	-0.1%
EXPENSES				
General and administrative	20,619	16,856	3,763	22.3 %
Property operating	74,696	68,790	5,906	8.6 %
Other operating	–	173	(173)	-100.0 %
Impairments	–	4,111	(4,111)	-100.0 %
Bad debts, net of recoveries	229	861	(632)	-73.4 %
Interest	50,378	52,954	(2,576)	-4.9 %
Depreciation	45,427	43,157	2,270	5.3 %
Amortization	4,567	9,914	(5,347)	-53.9 %
	195,916	196,816	(900)	-0.5 %
Income from continuing operations	16,677	15,976	701	4.4 %
Discontinued operations				
Income from discontinued operations	10,069	22,041	(11,972)	-54.3 %
Impairments	(7,089)	(1,573)	(5,516)	350.7 %
Gain on sales of real estate properties	40,405	3,275	37,130	1,133.7 %
Income from discontinued operations	43,385	23,743	19,642	82.7 %
Net income	$ 60,062	$ 39,719	$ 20,343	51.2 %

Total revenues from continuing operations for the year ended December 31, 2007 decreased $0.2 million, or 0.1%, compared to 2006 for primarily the following reasons:

- Master lease rental income increased $3.7 million, or 6.3%, from 2006 to 2007. During 2007, the Company recognized incremental master lease rental income of approximately $2.5 million from its 2006 acquisitions and recognized approximately $0.5 million in master lease rental income from a $7.3 million acquisition in 2007. The Company also recognized incremental master lease rental income of approximately $0.4 million related to new master lease agreements executed during 2006 on properties whose income was previously reported in property operating income. Annual rent increases also attributed to an approximate $1.2 million increase from 2006 and 2007. These increases were offset partially by a decrease of approximately $0.9 million in master lease rental income related to properties whose master lease agreements expired during 2007. As such, subsequent to the expiration of the master lease, rather than recording rental income under a master lease, the underlying tenant rents were reported in property operating income.
- Property operating income increased $3.8 million, or 3.0%, from 2006 to 2007. During 2007, two properties previously under construction commenced operations resulting in approximately $1.4 million in rental income. Also, the Company acquired $23.2

million of managed real estate properties during 2007 resulting in additional property operating income of approximately $0.6 million, and the Company began recognizing in property operating income the underlying tenant rents totaling approximately $0.6 million relating to properties whose master lease agreements had expired. The Company also received during 2007 a lump sum payment of approximately $0.3 million related to a bankruptcy settlement with one tenant. The remaining $1.0 million increase was generally related to revenue generated from individually insignificant new leases and from annual rent increases.

- Straight-line rent decreased $1.4 million, or 56.8%, from 2006 to 2007. Straight-line rent decreased approximately $0.7 million from 2006 to 2007 due to a favorable adjustment recorded in 2006 on several leases related to one operator. Also, during 2006, the Company recorded favorable adjustments to straight-line rent totaling approximately $0.5 million related to amendments to certain leases which extended the maturity dates of the leases.
- Mortgage interest income decreased $3.3 million, or 65.7%, from 2006 to 2007 mainly due to a $4.0 million decrease in interest income related to the repayment of seven mortgage notes receivable in 2006, offset partially by the addition of two mortgage notes receivable during 2006 and two mortgage notes receivable during 2007 resulting in an increase in interest income during 2007 of approximately $0.6 million.
- Other operating income decreased $2.9 million, or 13.5%, from 2006 to 2007. During 2006, the Company recognized prepayment fees related to the prepayment of two mortgage notes receivable totaling approximately $2.2 million and recognized approximately $1.0 million more in lease guaranty income than in 2007. These decreases were offset partially by the recognition of an additional $0.7 million during 2007 related to replacement rent received from one operator.

Total expenses for the year ended December 31, 2007 compared to the year ended December 31, 2006 decreased $0.9 million, or 0.5%, for primarily the following reasons:

- General and administrative expenses increased $3.8 million, or 22.3%, from 2006 to 2007. This increase was attributable mainly to higher compensation-related expenses in 2007 of approximately $2.4 million related mainly to a $1.5 million charge recorded in 2007 related to the retirement or termination of six employees and $0.9 million related to annual increases in the executive retirement plan liability, annual salary increases and amortization expense recognized on restricted shares. Also, the Company accrued approximately $0.7 million in additional state taxes as discussed in Note 1 to the Consolidated Financial Statements.
- Property operating expenses increased $5.9 million, or 8.6%, from 2006 to 2007. This increase was attributable mainly to additional expenses of approximately $1.2 million related to two properties that commenced operations during 2007 that were previously under construction. Also, the Company began recognizing expenses relating to properties whose triple-net master lease agreements had expired totaling approximately $0.8 million, the Company acquired $23.2 million of managed real estate properties resulting in additional property operating expenses of approximately $0.3 million, and utility rates and real estate tax increased in 2007 resulting in additional expenses of approximately $0.9 million and $1.2 million, respectively. Further, during 2007, the Company recorded straight-line rent expense of approximately $0.8 million (of which $0.6 million was related to prior years) associated with ground leases where the Company is the lessee.
- Impairment charges totaling $4.1 million were recognized in 2006 related to a patient accounts receivable acquired by the Company as part of a troubled debt restructuring with a healthcare provider. See Note 5 to the Consolidated Financial Statements for additional information on these impairment charges.
- Interest expense decreased $2.6 million, or 4.9%, from 2006 to 2007. The decrease in interest expense was mainly attributable to an increase in the capitalization of interest of approximately $2.7 million related to the Company's development activities and a decrease of approximately $0.7 million related to the payoff of the 9.49% senior notes due 2006. These decreases in interest expense were offset partially by an increase in interest expense of approximately $1.2 million on the unsecured credit facility due mainly to an increase in the weighted average balance outstanding in 2007 compared to 2006.
- Depreciation expense increased $2.3 million, or 5.3%, from 2006 to 2007 mainly due to the acquisition of real estate properties, the commencement of operations of two buildings during 2007, as well as additional building and tenant improvements during 2006 and 2007.

- Amortization expense decreased $5.3 million, or 53.9%, from 2006 to 2007, mainly due to a decrease in amortization expense recognized on lease intangibles recorded related to properties acquired during 2003 and 2004 which are becoming fully amortized.

Income from discontinued operations totaled $43.4 million and $23.7 million for the years ended December 31, 2007 and 2006, respectively, which includes the results of operations, gains, losses, and impairments related to property disposals during 2007 and 2006. The Company disposed of 59 properties during 2007 and disposed of eight properties during 2006.

2006 Compared to 2005

For the year ended December 31, 2006, net income was $39.7 million, or $0.85 per basic common share ($0.84 per diluted common share) compared to net income of $52.7 million, or $1.13 per basic common share ($1.11 per diluted common share) for the year ended December 31, 2005. Revenues from continuing operations were $212.8 million compared to revenues from continuing operations of $206.7 million for the year ended December 31, 2005. FFO was $101.1 million, or $2.17 per basic common share ($2.13 per diluted common share), for the year ended December 31, 2006 compared to $107.9 million, or $2.32 per basic common share ($2.28 per diluted common share), in 2005.

			Change	
(Dollars in thousands)	2006	2005	$	%
REVENUES				
Master lease rent	$ 58,140	$ 48,177	$ 9,963	20.7%
Property operating	125,394	133,042	(7,648)	-5.7%
Straight-line rent	2,415	2,381	34	1.4%
Mortgage interest	5,101	5,565	(464)	-8.3%
Other operating	21,742	17,580	4,162	23.7%
	212,792	206,745	6,047	2.9 %
EXPENSES				
General and administrative	16,856	16,086	770	4.8%
Property operating	68,790	70,501	(1,711)	-2.4%
Other operating	173	55	118	214.5%
Impairments	4,111	–	4,111	–%
Bad debts, net of recoveries	861	1,262	(401)	-31.8%
Interest	52,954	47,984	4,970	10.4 %
Depreciation	43,157	38,852	4,305	11.1%
Amortization	9,914	12,112	(2,198)	-18.1%
	196,816	186,852	9,964	5.3 %
Income from continuing operations	15,976	19,893	(3,917)	-19.7%
Discontinued operations				
Income from discontinued operations	22,041	26,005	(3,964)	-15.2%
Impairments	(1,573)	(713)	(860)	120.6%
Gain on sales of real estate properties	3,275	7,483	(4,208)	-56.2%
Income from discontinued operations	23,743	32,775	(9,032)	-27.6%
Net income	$ 39,719	$ 52,668	$ (12,949)	-24.6%

Total revenues from continuing operations for the year ended December 31, 2006 increased $6.0 million, or 2.9%, compared to 2005 for primarily the following reasons:

- Master lease rental income increased $10.0 million, or 20.7%, from 2005 to 2006. During 2006, the Company acquired $65.0 million of real estate properties pursuant to master lease agreements resulting in additional master lease rental income in 2006 of approximately $2.7 million. The Company also recognized master lease income of $5.4 million related to new master lease agreements executed during 2005 on properties whose income was previously reported in property operating income. The remaining $2.0 million increase was generally attributable to annual rent increases.
- Property operating income decreased $7.6 million, or 5.7%, from 2005 to 2006. During the fourth quarter of 2005, the Company entered into master lease agreements related to properties whose gross revenues were previously reported in property operating income, resulting in a $7.4 million decrease in property operating income from 2005 to 2006.
- Mortgage interest income decreased $0.5 million, or 8.3%, from 2005 to 2006 mainly due to the repayment of seven mortgage notes receivable in 2006, resulting in a decrease to mortgage interest income of $3.1 million, offset partially by the acquisition of approximately $32.9 million of mortgage notes receivable during 2006, resulting in additional mortgage interest income of $2.5 million.
- Other operating income increased $4.2 million, or 23.7%, from 2005 to 2006. During 2006, the Company recognized prepayment fees related to the prepayment of two mortgage notes receivable totaling approximately $2.2 million, recognized replacement rent of $1.8 million from one operator and received bankruptcy liquidation proceeds of $0.8 million related to past due rents due from a former operator. These increases in income were offset partially by a decrease in interest income recognized on several notes receivable totaling approximately $0.6 million.

Total expenses for the year ended December 31, 2006 compared to the year ended December 31, 2005 increased $10.0 million, or 5.3%, for primarily the following reasons:

- General and administrative expenses increased $0.8 million, or 4.8%, for 2006 compared to 2005 due mainly to an increase in the liability and related expense for the Company's pension plan totaling approximately $0.8 million and additional compensation expense of approximately $0.2 million from the adoption and implementation of SFAS No. 123(R), "Share-Based Payment."
- Property operating expenses decreased $1.7 million, or 2.4%, from 2005 to 2006 mainly due to the execution of master lease agreements in the fourth quarter of 2005 related to properties previously managed by the Company whose expenses were reflected in property operating expense.
- Impairment charges totaling $4.1 million were recognized in 2006 related to a patient accounts receivable acquired by the Company in 2005 as part of a troubled debt restructuring with a healthcare provider. See Note 5 to the Consolidated Financial Statements for additional information on these impairment charges.
- Interest expense increased $5.0 million, or 10.4%, from 2005 to 2006. The increase in interest expense was mainly attributable to additional principal amounts drawn on the Company's unsecured credit facility, resulting in additional interest expense of $5.6 million compared to 2005. Also, interest expense on the Company's interest rate swaps increased $1.3 million during 2006 due to rising interest rates. These interest rate swaps were terminated in June 2006. Additionally, the Company recognized $0.8 million in additional interest expense related to a note payable entered into in 2005. These increases were partially offset by a decrease in interest expense of $2.3 million related to the senior notes due 2006 which were repaid in April 2006.
- Depreciation expense increased $4.3 million, or 11.1%, from 2005 to 2006. The increase in depreciation expense was mainly attributable to the acquisition of real estate properties, as well as additional building and tenant improvements during the two-year period, resulting in additional depreciation expense of approximately $3.2 million. Also, in 2006, the Company reclassified amounts related to properties acquired in prior years from land to building resulting in an increase of $1.8 million to depreciation expense related to prior years. The Company also recorded to depreciation expense in 2006 and 2005 estimated casualty losses of approximately $0.8 million and $1.9 million, respectively, related to hurricane damage sustained in late 2005, resulting in a decrease of approximately $1.1 million in depreciation expense from 2005 to 2006.

- Amortization expense decreased $2.2 million, or 18.1%, from 2005 to 2006, mainly due to a decrease in amortization expense recognized on lease intangibles recorded related to properties acquired during 2003 and 2004 which are becoming fully amortized.

Income from discontinued operations totaled $23.7 million and $32.8 million for the years ended December 31, 2006 and 2005, respectively, which includes the results of operations, gains, losses, and impairments related to property disposals during 2006 and 2005. The Company disposed of eight properties during 2006 and disposed of 17 properties during 2005.

LIQUIDITY AND CAPITAL RESOURCES

The Company derives most of its revenues from its real estate property portfolio based on contractual arrangements with its tenants and sponsors. The Company may, from time to time, also generate funds from capital market financings, sales of real estate properties or mortgages, borrowings under its unsecured credit facility, or from other private debt or equity offerings. For the year ended December 31, 2007, the Company generated approximately $90.9 million in cash from operations and used $84.4 million in total cash from investing and financing activities as detailed in the Company's Consolidated Statements of Cash Flows. During 2007, the Company sold its senior living assets for total consideration of approximately $379.5 million, of which approximately $369.4 million was cash proceeds.

Key Indicators

The Company monitors its liquidity and capital resources and relies on several key indicators in its assessment of capital markets to ensure funds are available for acquisitions and other operating activities as needed, including the following:

- Debt metrics;
- Dividend payout percentage;
- Interest rates, underlying treasury rates, debt market spreads and equity markets.

The Company uses these indicators and others to compare its operations to its peers and to help identify areas in which the Company may need to focus its attention.

Contractual Obligations

The Company monitors its contractual obligations to ensure funds are available to meet obligations when due. The following table represents the Company's long-term contractual obligations for which the Company is making payments as of December 31, 2007, including interest payments due where applicable. The Company had no long-term capital lease or purchase obligations as of December 31, 2007.

	Payments due by period				
(Dollars in thousands)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt obligations [1]	$ 1,000,022	$ 46,889	$ 229,774	$ 352,254	$ 371,105
Operating lease commitments [2]	217,419	3,055	6,264	5,188	202,912
Construction in progress [3]	178,153	102,434	75,719	–	–
Tenant improvements [4]	14,549	14,549	–	–	–
Deferred gain [5]	4,598	4,598	–	–	–
Pension obligation [6]	–	–	–	–	–
Total contractual obligations	$ 1,414,741	$ 171,525	$ 311,757	$ 357,442	$ 574,017

[1] The amounts shown include estimated interest on total debt other than the unsecured credit facility. Excluded from the table above are the premium on the Senior Notes due 2011 of $0.9 million and the discount on the Senior Notes due 2014 of $1.0 million which are

included in notes and bonds payable on the Company's Consolidated Balance Sheet as of December 31, 2007. The Company's long-term debt principal obligations are presented in more detail in the table below.

(Dollars in millions)	Principal Balance at December 31, 2007	Principal Balance at December 31, 2006	Maturity Date	Contractual Interest Rates at December 31, 2007	Interest Payments	Principal Payments
Unsecured credit facility[a]	$ 136.0	$ 190.0	1/09	LIBOR + 0.90%	Quarterly	At maturity
Senior notes due 2011	300.0	300.0	5/11	8.125%	Semi-Annual	At maturity
Senior notes due 2014	300.0	300.0	4/14	5.125%	Semi-Annual	At maturity
Mortgage notes payable	49.4	60.1	5/11-7/26	5.49%-8.50%	Monthly	Monthly
	$ 785.4	$ 850.1				

[a] The Company incurred an annual facility fee of 0.20% on the Unsecured Credit Facility during 2007.

[2] Includes primarily one office lease and ground leases related to 33 real estate investments for which the Company is currently making payments.

[3] Includes remaining budgeted fundings on the construction of 10 buildings, including tenant improvements. The payments due by period are estimated based on cash funding projections of each project.

[4] Includes tenant improvement allowance obligations remaining on ten properties previously constructed by the Company, one property acquired by the Company during 2007, and one property developed by a joint venture in which the Company holds a 75% non-controlling equity interest. For purposes of this table, the Company has assumed that these obligations will be funded in 2008.

[5] As part of the sale of its senior living assets in 2007, the Company recorded a $5.7 million deferred gain related to one tenant under a lease assigned to one buyer. The amounts the Company will pay will be based upon the tenant's performance under its lease through July 31, 2011. As of December 31, 2007, the Company had made payments totaling $1.1 million to the buyer which reduced the Company's deferred gain. The payment or timing of future payments, if any, is unknown. For purposes of this table, the Company has included the entire deferred gain in the less-than-one-year column.

[6] At December 31, 2007, three employees and five non-employee directors were eligible to retire under the Executive Retirement Plan or the Retirement Plan for Outside Directors. If these individuals retired at normal retirement age and received full retirement benefits based upon the terms of each applicable plan, the future benefits to be paid are estimated to be approximately $34.5 million as of December 31, 2007, of which approximately $84,000 is currently being paid annually to one employee who is retired. Because the Company does not know when these individuals will retire, it has not projected when these amounts would be paid in this table. At December 31, 2007, the Company had recorded a $15.6 million liability, included in other liabilities, related to the pension plan obligations in accordance with applicable accounting literature.

The Company has a $400 million credit facility (the "Unsecured Credit Facility due 2009") with a syndicate of 10 banks. The Unsecured Credit Facility due 2009 matures in January 2009, but the term may be extended one additional year at the option of the Company. Loans outstanding under the Unsecured Credit Facility due 2009 (other than swing line loans and competitive bid advances) bear interest at a rate equal to (x) LIBOR or the base rate (defined as the higher of the Bank of America prime rate and the Federal Funds rate plus 0.50%), plus (y) a margin ranging from 0.60% to 1.20% (0.90% at December 31, 2007), based upon the Company's unsecured debt ratings. The weighted-average rate on borrowings outstanding as of December 31, 2007 was approximately 6.1%. Additionally, the Company pays a facility fee per annum on the aggregate amount of commitments. The facility fee may range from 0.15% to 0.30% per annum (0.20% at December 31, 2007), based on the Company's unsecured debt ratings. The Unsecured Credit Facility due 2009 contains certain representations, warranties, and financial and other covenants customary in such loan agreements.

As of December 31, 2007, the Company had borrowing capacity remaining, under its financial covenants, of approximately $151.2 million under the Unsecured Credit Facility due 2009. Further, as of December 31, 2007, 81.1% of the Company's debt balances were due after 2010 and approximately 17.3% of the Company's debt was variable rate debt, with interest rates based on LIBOR.

Moody's Investors Service, Standard and Poor's, and Fitch Ratings rate the Company's senior debt Baa3, BBB-, and BBB, respectively. For the year ended December 31, 2007, the Company's earnings covered fixed charges at a ratio of 1.23 to 1.00; the Company's stockholders' equity totaled approximately $632.0 million; the Company's debt-to-book capitalization ratio was approximately 55.4%; and its debt-to-consolidated total asset value was approximately 42.7%.

As of December 31, 2007, the Company was in compliance with its financial covenant provisions under its various debt instruments.

Capital Markets

The Company may from time to time raise additional capital by issuing equity and debt securities under its currently effective shelf registration statement or by private offerings. Access to capital markets impacts the Company's ability to refinance existing indebtedness as it matures and fund future acquisitions and development through the issuance of additional securities. The Company's ability to access capital on favorable terms is dependent on various factors, including general market conditions, interest rates, credit ratings on its securities, perception of its potential future earnings and cash distributions, and the market price of its capital stock.

Security Deposits and Letters of Credit

As of December 31, 2007, the Company held approximately $4.3 million in letters of credit, security deposits, debt service reserves and capital replacement reserves for the benefit of the Company in the event the obligated lessee or borrower fails to perform under the terms of its respective lease or mortgage. Generally, the Company may, at its discretion and upon notification to the operator or tenant, draw upon these instruments if there are any defaults under the leases or mortgage notes.

Acquisitions, Dispositions and Mortgage Repayments

2007 Acquisitions

During 2007, the Company acquired three real estate properties and five parcels of land for approximately $63.0 million, of which $4.0 million will be funded upon completion of certain tenant improvements. Also, during 2007, the Company originated two mortgage notes receivable totaling approximately $14.2 million. See Note 6 to the Consolidated Financial Statements for more information on these acquisitions.

2007 Dispositions

During 2007, the Company sold its senior living assets, including 56 real estate properties and 16 mortgage notes and notes receivable, for cash proceeds totaling approximately $369.4 million. The Company also sold three other real estate properties for cash proceeds totaling approximately $6.5 million. The proceeds from these sales were used to pay a special dividend to the Company's shareholders of approximately $227.2 million, or $4.75 per share, to repay amounts outstanding on the Company's unsecured credit facility, to pay transaction costs and were used for general corporate purposes. See Note 6 to the Consolidated Financial Statements for more information on these dispositions.

Purchase Options

Certain of the Company's leases include purchase option provisions. The provisions vary from lease to lease but generally allow the lessee to purchase the property covered by the lease at the greater of fair market value or an amount equal to the Company's gross investment. During 2007, the Company received notice from an operator of its intent to purchase two buildings from the Company pursuant to purchase options contained in each of the building leases. The Company's aggregate investment in one of the buildings was approximately $18.5 million ($10.4 million, net) at December 31, 2007. The Company expects to sell this property to the operator in the second quarter of 2008 for approximately $18.5 million in net proceeds, resulting in a gain on sale. As such, the assets and liabilities of the real estate property are included in assets held for sale and discontinued operation and its results of operations are included in discontinued operations on the Company's Consolidated Financial Statements as of and for the year ended December 31, 2007. The Company is in dispute with the operator concerning the price and enforceability of the option on the second property. The Company's gross investment in the second building was approximately $46.8 million ($33.6 million, net) at December 31, 2007 and the Company also carries a mortgage note payable on the building with a principal balance of $20.0 million at December 31, 2007. The disputed range of purchase price is higher than the Company's carrying amount of the building. The Company is uncertain as to when the second transaction might close, if at all. As a result, the second property has not been reclassified to assets held for sale and discontinued operations and its results of operations have not been reclassified to discontinued operations on the Company's Consolidated Financial Statements as of and for the year ended December 31, 2007.

The Company also had a gross investment of approximately $166.2 million in real estate properties that were subject to outstanding, exercisable contractual options to purchase, with various conditions and terms, by the respective operators and lessees that had not been exercised as of December 31, 2007. On a probability-weighted basis, the Company estimates that approximately $27.9 million of the options exercisable at December 31, 2007 might be exercised in the future. During 2008, additional purchase options become exercisable on properties in which the Company had a gross investment of approximately $19.0 million at December 31, 2007. The Company anticipates, on a probability-weighted basis, that approximately $12.2 million of these additional options might also be exercised in the future. Though other properties may have purchase options exercisable in 2009 and beyond, the Company does not believe it can reasonably estimate the probability of exercise of these purchase options in the future.

Construction in Progress and Other Commitments

As of December 31, 2007, the Company had nine medical office/outpatient buildings and one specialty inpatient facility under development with estimated completion dates ranging from the first quarter of 2008 through the fourth quarter of 2009. At December 31, 2007, the Company had $94.5 million invested in construction in progress, including land held for development, and it expects to fund $102.4 million and $75.7 million in 2008 and 2009, respectively, on the projects currently under development. The Company also had land held for development of approximately $18.6 million at December 31, 2007 on which the Company expects to develop and own medical office buildings and outpatient healthcare facilities. See Note 14 for more details on the Company's construction in progress at December 31, 2007.

The Company also had various remaining first-generation tenant improvement obligations as of December 31, 2007 totaling approximately $12.1 million related to properties that were developed by the Company, a tenant improvement obligation totaling approximately $0.8 million related to a project developed by a joint venture in which the Company holds a 75% non-controlling equity interest, and a tenant improvement obligation totaling approximately $1.7 million related to a building acquired by the Company during 2007.

Beyond the projects currently under construction, the Company is working on several other projects. If the Company continues to pursue these other projects, they could have total project budgets of approximately $225.0 million and, based on management's estimates of when construction might start, could have completion dates between 2009 and 2011.

The Company intends to fund these commitments with internally generated cash flows, proceeds from the Unsecured Credit Facility due 2009, proceeds from the sale of assets, proceeds from repayments of mortgage notes receivable, or capital market financings.

Operating Leases

As of December 31, 2007, the Company was obligated under operating lease agreements consisting primarily of the Company's corporate office lease and ground leases related to 33 real estate investments. These operating leases have expiration dates through 2079. Rental expense relating to the operating leases for the years ended December 31, 2007, 2006, and 2005 was $3.0 million, $4.0 million, and $3.5 million, respectively.

Dividends

The Company's Board of Directors declared common stock cash dividends during the year ended December 31, 2007 as shown in the table below:

Quarter	Quarterly Dividend	Date of Declaration	Date of Record	Date Paid
4th Quarter 2006	$ 0.660	January 23, 2007	February 15, 2007	March 2, 2007
Special dividend	$ 4.750	March 26, 2007	April 16, 2007	May 2, 2007
1st Quarter 2007	$ 0.660	April 24, 2007	May 15, 2007	June 1, 2007
2nd Quarter 2007	$ 0.385	July 24, 2007	August 15, 2007	September 4, 2007
3rd Quarter 2007	$ 0.385	October 23, 2007	November 15, 2007	December 3, 2007

Cash dividends paid by the Company during 2007, excluding the special dividend which was paid with proceeds from the sale of the senior living assets, exceeded cash flows from operations. Such amounts in excess of cash flows from operations were funded by the Company's Unsecured Credit Facility due 2009. Commensurate with the smaller asset base from the sale of the senior living assets, the Company reset its dividend beginning with the second quarter of 2007 to $1.54 per share, per annum ($0.385 per share, per quarter).

As described in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 under the heading "Risk Factors," the ability of the Company to pay dividends is dependent upon its ability to generate funds from operations and cash flows and to make accretive new investments.

Liquidity

Net cash provided by operating activities was $90.9 million and $109.1 million for 2007 and 2006, respectively. Cash flow from operations for 2007 reflects a reduction in income and cash flows resulting from the sale of the Company's senior living assets during the year, as well as fluctuations in receivables, payables and accruals. The Company's cash flows from operations are dependent on rental rates and collection of rents on leases, occupancy levels of the multi-tenanted buildings, acquisition and disposition activity during the year, and the level of operating expenses, among other factors.

The Company plans to continue to meet its liquidity needs, including funding additional investments in 2008, paying quarterly dividends, and funding debt service, with cash flows from operations, proceeds from the Unsecured Credit Facility due 2009, proceeds of mortgage notes receivable repayments, and proceeds from sales of real estate investments or additional capital market financing. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company cannot, however, be certain that these sources of funds will be available at a time and upon terms acceptable to the Company in sufficient amounts to meet its liquidity needs.

Impact of Inflation

Inflation has not significantly affected the Company's earnings due to the moderate inflation rate in recent years and the fact that most of the Company's leases and financial support arrangements require tenants and sponsors to pay all or some portion of the increases in operating expenses, thereby reducing the Company's risk of the adverse effects of inflation. In addition, inflation will have the effect of increasing gross revenue the Company is to receive under the terms of certain leases and financial support arrangements. Leases and financial support arrangements vary in the remaining terms of obligations, further reducing the Company's risk of any adverse effects of inflation. Interest payable under the Unsecured Credit Facility due 2009 is calculated at a variable rate; therefore, the amount of interest payable under the unsecured credit facility will be influenced by changes in short-term rates, which tend to be sensitive to inflation. Generally, changes in inflation and interest rates tend to move in the same direction. During periods where interest rate increases outpace inflation, the Company's operating results should be negatively impacted. Conversely, when increases in inflation outpace increases in interest rates, the Company's operating results should be positively impacted.

The Company has seen significant inflation in construction costs in recent years, which may negatively affect the profitability of new medical office and outpatient developments.

New Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for the impact of new accounting standards.

Market Risk

The Company is exposed to market risk in the form of changing interest rates on its debt and mortgage notes receivable. Management uses regular monitoring of market conditions and analysis techniques to manage this risk. Additionally, from time to time, the Company may utilize interest rate swaps to either (i) convert fixed rates to variable rates in order to hedge the exposure related to changes in the fair value of obligations, or (ii) convert variable rates to fixed rates in order to hedge risks associated with future cash flows.

At December 31, 2007, approximately $649.3 million, or 82.7%, of the Company's total debt bore interest at fixed rates. Additionally, $20.0 million of the Company's mortgage notes and other notes receivable bore interest based on fixed rates.

The following table provides information regarding the sensitivity of certain of the Company's financial instruments, as described above, to market conditions and changes resulting from changes in interest rates. For purposes of this analysis, sensitivity is demonstrated based on hypothetical 10% changes in the underlying market rates.

			Impact on Earnings and Cash Flows	
(Dollars in thousands)	Outstanding Principal Balance as of 12/31/07	Calculated Annual Interest Expense [1]	Assuming 10% Increase in Market Interest Rates	Assuming 10% Decrease in Market Interest Rates
Variable Rate Debt				
Unsecured Credit Facility due 2009	$ 136,000	$ 8,337	$ (711)	$ 711
Variable Rate Receivables				
Mortgage Notes	$ 10,739	$ 680	$ (56)	$ 56

		Fair Value			
(Dollars in thousands)	Carrying Value at December 31, 2007	December 31, 2007	Assuming 10% Increase in Market Interest Rates	Assuming 10% Decrease in Market Interest Rates	December 31, 2006 [2]
Fixed Rate Debt					
Senior Notes due 2011, including premium	$ 300,864	$ 325,661	$ 322,704	$ 328,659	$ 312,777
Senior Notes due 2014, net of discount	298,976	307,946	302,193	313,770	288,434
Mortgage Notes Payable	49,449	51,270	50,117	52,470	61,688
	$ 649,289	$ 684,877	$ 675,014	$ 694,899	$ 662,899
Fixed Rate Receivables					
Mortgage Notes	$ 19,378	$ 19,279	$ 18,294	$ 20,336	$ 70,389
Other Notes	624	511	486	538	9,401
	$ 20,002	$ 19,790	$ 18,780	$ 20,874	$ 79,790

[1] Annual interest expense was calculated using the December 31, 2007 market rate of 6.13% and a constant principal balance.

[2] Except as otherwise noted, fair values as of December 31, 2006 represent fair values of obligations or receivables that were outstanding as of that date, and do not reflect the effect of any subsequent changes in principal balances and/or additions or extinguishments of instruments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cautionary Language Regarding Forward-Looking Statements

This Annual Report and other materials the Company has filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by senior management of the Company, contain, or will contain, disclosures that are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "project," "continue," "should," "could" and other comparable terms. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could significantly affect the Company's current plans and expectations and future financial condition and results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Shareholders and investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in the Company's filings and reports. For a detailed discussion of the risk factors associated with the Company, please refer to the Company's filings with the Securities and Exchange Commission.

APPLICATION OF CRITICAL ACCOUNTING POLICIES TO ACCOUNTING ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission. In preparing the Consolidated Financial Statements, management is required to exercise judgment and make assumptions that impact the carrying amount of assets and liabilities and the reported amounts of revenues and expenses reflected in the Consolidated Financial Statements.

Management routinely evaluates the estimates and assumptions used in the preparation of its Consolidated Financial Statements. These regular evaluations consider historical experience and other reasonable factors and use the seasoned judgment of management personnel. Management has reviewed the Company's critical accounting policies with the Audit Committee of the Board of Directors.

Management believes the following paragraphs in this section describe the application of critical accounting policies by management to arrive at the critical accounting estimates reflected in the Consolidated Financial Statements. The Company's accounting policies are more fully discussed in Note 1 to the Consolidated Financial Statements.

Valuation of Long-Lived and Intangible Assets and Goodwill

The Company assesses the potential for impairment of identifiable intangible assets and long-lived assets, including real estate properties, whenever events occur or a change in circumstances indicate that the recorded value might not be fully recoverable. Important factors that could cause management to review for impairment include significant underperformance of an asset relative to historical or expected operating results; significant changes in the Company's use of assets or the strategy for its overall business; plans to sell an asset before its depreciable life has ended; or significant negative economic trends or negative industry trends for the Company or its operators. In addition, the Company reviews for possible impairment those assets subject to purchase options and those impacted by casualties, such as hurricanes. As required by SFAS No. 144, if management determines that the carrying value of the Company's assets may not be fully recoverable based on the existence of any of the factors above, or others, management would measure and record impairment based on the estimated fair value of the property. The Company recorded impairments of $7.1 million, $1.5 million, and $0.7 million, respectively, for the years ended December 31, 2007, 2006 and 2005 related to real estate properties. The impairment charges in 2007 included a $4.1 million impairment charge in connection with the sale of a property in Texas and a $3.0 million impairment charge related to six properties classified as held for sale as of December 31, 2007. The $3.0 million impairment charge in 2007 reduced the Company's aggregate net investment in the six properties from approximately $8.3 million to $5.3 million which was the estimated aggregate fair value less costs to sell of the properties. The impairment charge in 2006 related to the adjustment of the Company's carrying value of one building to its estimated fair value. The impairment charges in 2005 were recorded upon the disposition of real estate assets and included the write-off of non-cash straight-line rent receivables.

As required by SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), the Company performs an annual goodwill impairment review. The Company's reviews are performed as of December 31 of each year. The Company's 2007 and 2006 reviews indicated that no impairment had occurred with respect to the Company's $3.5 million goodwill asset.

Capitalization of Costs

Accounting principles generally accepted in the United States of America allow for capitalization of various types of costs. The rules and regulations on capitalizing costs and the subsequent depreciation or amortization of those costs versus expensing them in the period incurred vary depending on the type of costs and the reason for capitalizing the costs.

Direct costs generally include construction costs, professional services such as architectural and legal costs, travel expenses, land acquisition costs as well as other types of fees and expenses. These costs are capitalized as part of the basis of an asset to which such costs relate. Indirect costs include capitalized interest and overhead costs. The Company's overhead costs are based on overhead load factors that are charged to a project based on direct time incurred. The Company computes the overhead load factors annually for its acquisition and development departments, which have employees who are involved in the projects. The overhead load factors are computed to absorb that portion of indirect employee costs (payroll and benefits, training, occupancy and similar costs) that are attributable to the productive time the employee incurs working directly on projects. The employees in the Company's acquisitions and development departments who work on these projects maintain and report their hours daily, by project. Employee costs that are administrative, such as vacation time, sick time, or general and administrative time, are expensed in the period incurred.

Management's judgment is also exercised in determining whether costs that have been previously capitalized in pursuit of an acquisition or development project should be reserved for or written off if the project is abandoned or should circumstances otherwise change that would call the project's viability into question. The Company follows a standard and consistently applied policy of classifying pursuit activity as well as reserving for those types of costs based on their classification.

The Company classifies its pursuit projects into four categories. The first category includes pursuits that have a remote chance of producing new business. Costs for these projects are expensed in the period incurred. The second category includes pursuits that might reasonably be expected to produce new business opportunities although there can be no assurance that they will result in a new project or contract. Costs for these projects are capitalized but, due to the uncertainty of projects in this category, these costs are reserved at 50%, which means that 50% of the costs are expensed in the period incurred. The third category include those pursuits that are either highly probable to result in a project or contract or already have resulted in a project or contract in which the contract requires the operator to reimburse the Company's costs. Many times, these are pursuits involving operators with which the Company is already doing business. Since the Company believes it is probable that these pursuits will result in a project or contract, it capitalizes these costs in full and records no reserve. The fourth category includes pursuits that involve the acquisition of existing buildings. As required by the Emerging Issues Task Force Issue No. 97-11, "Accounting for Internal Costs Relating to Real Estate Property Acquisitions," the Company expenses in the period incurred all internal costs related to those types of acquisitions. Each quarter, all capitalized pursuit costs are again reviewed carefully for viability or a change in classification, and a management decision is made as to whether any additional reserve is deemed necessary. If necessary and considered appropriate, management would record an additional reserve at that time.

Capitalized pursuit costs, net of the reserve, are carried in other assets in the Company's Consolidated Balance Sheets, and any reserve recorded is charged to general and administrative expenses on the Consolidated Statements of Income. These pursuit costs will ultimately be written off to expense or will be capitalized as part of the constructed real estate asset.

As of December 31, 2007 and 2006, the Company had capitalized pursuit costs totaling $1.4 million and $1.6 million, respectively, and had provided reserves against these capitalized pursuit costs of $0.2 million and $0.5 million, respectively.

The Company's capitalization policies will be impacted upon the adoption of SFAS No. 141(R), "Business Combinations," ("SFAS No. 141(R)") which will be effective for fiscal years beginning after December 15, 2008. See Note 1 to the Consolidated Financial Statements for a description of SFAS No. 141(R).

Depreciation of Real Estate Assets and Amortization of Related Intangible Assets

As of December 31, 2007, the Company had investments of approximately $1.7 billion in depreciable real estate assets and related intangible assets. When real estate assets and related intangible assets are acquired or placed in service, they must be depreciated or amortized. Management's judgment involves determining which depreciation method to use, estimating the economic life of the building and improvement components of real estate assets, and estimating the value of intangible assets acquired when real estate assets are purchased that have in-place leases.

As described in more detail in Note 1 to the Consolidated Financial Statements, for real estate acquisitions subsequent to December 31, 2001, the Company accounts for acquisitions of real estate properties with in-place leases in accordance with the provisions of SFAS No. 141. When a building is acquired with in-place leases, SFAS No. 141 requires that the cost of the acquisition be allocated between the acquired tangible real estate assets "as if vacant" and any acquired intangible assets. Such intangible assets could include above- (or below) market in-place leases and at-market in-place leases, which could include the opportunity costs associated with absorption period rentals, direct costs associated with obtaining new leases such as tenant improvements, and customer relationship assets. Any remaining excess purchase price is then allocated to goodwill. The identifiable tangible and intangible assets are then subject to depreciation and amortization. Goodwill is evaluated for impairment on an annual basis unless circumstances suggest that a more frequent evaluation is warranted.

If assumptions used to estimate the "as if vacant" value of the building or the intangible asset values prove to be inaccurate, the proration of the purchase price between building and intangibles and resulting depreciation and amortization could be incorrect. The amortization period for the intangible assets is the average remaining term of the actual in-place leases as of the acquisition date. To help prevent errors in its estimates from occurring, management applies consistent assumptions with regard to the elements of estimating the "as if vacant" values of the building and the intangible assets, including the absorption period, occupancy increases during the absorption period, and tenant improvement amounts. The Company uses the same absorption period and occupancy assumptions for similar building types, adding the future cash flows expected to occur over the next 10 years as a fully occupied building. The net present value of these future cash flows, discounted using a market rate of return, becomes the estimated "as if vacant" value of the building.

With respect to the building components, there are several depreciation methods available under accounting principles generally accepted in the United States of America. Some methods record relatively more depreciation expense on an asset in the early years of the asset's economic life, and relatively less depreciation expense on the asset in the later years of its economic life. The "straight-line" method of depreciating real estate assets is the method the Company follows because, in the opinion of management, it is the method that most accurately and consistently allocates the cost of the asset over its estimated life. The Company assigns a useful life to its owned buildings of either 31.5 or 39 years depending on the age of the property when acquired, as well as other factors. Many companies depreciate new non-residential real estate assets over longer useful lives. The Company uses a shorter economic life because it believes it appropriately reflects the economic life of the properties.

Allowance for Doubtful Accounts and Credit Losses

The Company is a real estate investment trust that owns, manages and develops income-producing real estate properties and mortgages throughout the United States. Many of the Company's investments are subject to long-term leases or other financial support arrangements with hospital systems and healthcare providers affiliated with the properties. Due to the nature of the Company's agreements, the Company's accounts receivable, notes receivable and interest receivables result mainly from monthly billings of contractual tenant rents, lease guaranty amounts, principal and interest payments due on notes and mortgage notes receivable, late fees and additional rent.

Accounts Receivable

Payments on the Company's accounts receivable are normally collected within 30 days of billing. When receivables remain uncollected, management must decide whether it believes the receivable is collectible and whether to provide an allowance for all or a portion of these receivables. Unlike a financial institution with a large volume of homogeneous retail receivables such as credit card loans or automobile loans that have a predictable loss pattern over time, the Company's receivable losses have historically been infrequent and are tied to a unique or specific event. The Company's allowance for doubtful accounts is generally based on specific identification and is recorded for a specific receivable amount once determined that such an allowance is needed.

Management monitors the aging and collectibility of receivables on an ongoing basis. At least monthly, a report is produced whereby all receivables are "aged" or placed into groups based on the number of days that have elapsed since the receivable was billed. Management reviews the aging report for evidence of deterioration in the timeliness of payments from tenants, sponsors or borrowers. Whenever deterioration is noted, management investigates and determines the reason(s) for the delay, which may include discussions with the delinquent tenant, sponsor, or borrower. Considering all information gathered, management's judgment must be exercised in determining whether a receivable is potentially uncollectible and, if so, how much or what percentage may be uncollectible. Among the factors management considers in determining uncollectibility are the following:

- type of contractual arrangement under which the receivable was recorded, e.g., a mortgage note, a triple net lease, a gross lease, a sponsor guaranty agreement or some other type of agreement;
- tenant's or debtor's reason for slow payment;
- industry influences and healthcare segment under which the tenant or debtor operates;
- evidence of willingness and ability of the tenant or debtor to pay the receivable;
- credit-worthiness of the tenant or debtor;
- collateral, security deposit, letters of credit or other monies held as security;
- tenant's or debtor's historical payment pattern;
- other contractual agreements between the tenant or debtor and the Company;
- relationship between the tenant or debtor and the Company;
- state in which the tenant or debtor operates; and
- existence of a guarantor and the willingness and ability of the guarantor to pay the receivable.

Considering these factors and others, management must conclude whether all or some of the aged receivable balance is likely uncollectible. If management determines that some portion of a receivable is likely uncollectible, the Company records a provision for bad debt expense for the amount expected to be uncollectible. There is a risk that management's estimate is over- or under-stated; however, management believes that this risk is mitigated by the fact that it re-evaluates the allowance at least once each quarter and bases its estimates on the most current information available. As such, any over- or under-stated estimates in the allowance should be adjusted for as soon as new and better information becomes available.

The Company recorded approximately $0.2 million, $1.3 million, and $1.3 million, respectively, in provisions for doubtful accounts, net of recoveries, for the years ended December 31, 2007, 2006, and 2005.

Mortgage Notes and Notes Receivable

The Company also evaluates collectibility of its mortgage notes and notes receivable and records necessary allowances on the notes in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114"), as amended. SFAS No. 114 indicates that a loan is impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan as scheduled, including both contractual interest and principal payments. The majority of the Company's mortgage notes and notes receivable were repaid as part of the sale of its senior living assets during 2007. However, the Company continues to evaluate the remaining loans outstanding each quarter for collectibility and considers many factors as described in the list of factors included in Accounts Receivable above. The Company recorded approximately $0.1 million and $0.8 million, respectively, in allowances or reserves on its mortgage notes or notes receivable for the years ended December 31, 2006 and 2005. The Company did not record any provisions for doubtful accounts on its mortgage notes or notes receivable during 2007. However, in connection with the sale of the senior living assets, the Company forgave approximately $2.6 million in notes receivable which is reflected in the gain on sale.

Variable Interest Entity Analysis

FIN No. 46R provides guidance on and clarifies the application of Accounting Research Bulletin No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN No. 46R provides criteria that, if met, would create a VIE, which would then be subject to consolidation. If an entity is determined to be a VIE, the party deemed to be the primary beneficiary would be required to consolidate the VIE. The primary beneficiary is the party which has the most variability in gains or losses of the VIE. In order to determine which party is the primary beneficiary, the Company must calculate the expected losses and expected returns of the VIE, which requires a projection of expected cash flows and the assignment of probability weights to each possible outcome. Estimating expected cash flows of the VIE and assigning probabilities to each outcome requires significant judgment by management. If assumptions used to estimate expected cash flows prove to be inaccurate, management's conclusions regarding which party is the VIE's primary beneficiary could be incorrect, resulting in the Company improperly consolidating the VIE when the Company is not the primary beneficiary or not consolidating the VIE when the Company is the primary beneficiary. The Company's 21 VIEs, six of which were consolidated, were sold during 2007 in the senior living disposition. However, the Company may enter into transactions or agreements in the future which could create a VIE that would require evaluation in accordance with FIN No. 46R.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Healthcare Realty Trust Incorporated (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007. The Company's independent registered public accounting firm, BDO Seidman, LLP, has also issued an attestation report on the effectiveness of the Company's internal control over financial reporting included herein.

Report of

Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Healthcare Realty Trust Incorporated
Nashville, Tennessee

We have audited Healthcare Realty Trust Incorporated's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the *Committee of Sponsoring Organizations of the Treadway Commission* (the COSO criteria). Healthcare Realty Trust Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Healthcare Realty Trust Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 22, 2008 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Nashville, Tennessee
February 22, 2008

Consolidated
BALANCE SHEETS

(Dollars in thousands, except per share amounts)	December 31, 2007	December 31, 2006
ASSETS		
Real estate properties:		
Land	$ 102,321	$ 121,330
Buildings, improvements and lease intangibles	1,483,547	1,737,126
Personal property	16,305	22,707
Construction in progress	94,457	47,163
	1,696,630	1,928,326
Less accumulated depreciation	(345,457)	(373,706)
Total real estate properties, net	1,351,173	1,554,620
Cash and cash equivalents	8,519	1,950
Mortgage notes receivable	30,117	73,856
Assets held for sale and discontinued operations, net	15,639	–
Other assets, net	90,044	106,177
Total assets	$ 1,495,492	$ 1,736,603
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Notes and bonds payable	$ 785,289	$ 849,982
Accounts payable and accrued liabilities	37,376	32,448
Liabilities of discontinued operations	34	–
Other liabilities	40,798	28,501
Total liabilities	863,497	910,931
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; 50,000,000 shares authorized; none issued and outstanding	–	–
Common stock, $.01 par value; 150,000,000 shares authorized; 50,691,331 and 47,805,448 shares issued and outstanding at December 31, 2007 and 2006, respectively	507	478
Additional paid-in capital	1,286,071	1,211,234
Accumulated other comprehensive loss	(4,346)	(4,035)
Cumulative net income	695,182	635,120
Cumulative dividends	(1,345,419)	(1,017,125)
Total stockholders' equity	631,995	825,672
Total liabilities and stockholders' equity	$ 1,495,492	$ 1,736,603

See accompanying notes.

Consolidated
STATEMENTS OF INCOME

(Dollars in thousands, except per share data)	Year Ended December 31, 2007	2006	2005
REVENUES			
Master lease rent	$ 61,799	$ 58,140	$ 48,177
Property operating	129,181	125,394	133,042
Straight-line rent	1,044	2,415	2,381
Mortgage interest	1,752	5,101	5,565
Other operating	18,817	21,742	17,580
	212,593	212,792	206,745
EXPENSES			
General and administrative	20,619	16,856	16,086
Property operating	74,696	68,790	70,501
Other operating	–	173	55
Impairments	–	4,111	–
Bad debts, net of recoveries	229	861	1,262
Interest	50,378	52,954	47,984
Depreciation	45,427	43,157	38,852
Amortization	4,567	9,914	12,112
	195,916	196,816	186,852
INCOME FROM CONTINUING OPERATIONS	16,677	15,976	19,893
DISCONTINUED OPERATIONS			
Income from discontinued operations	10,069	22,041	26,005
Impairments	(7,089)	(1,573)	(713)
Gain on sales of real estate properties	40,405	3,275	7,483
INCOME FROM DISCONTINUED OPERATIONS	43,385	23,743	32,775
NET INCOME	$ 60,062	$ 39,719	$ 52,668
Basic Earnings per Common Share:			
Income from continuing operations per common share	$ 0.35	$ 0.34	$ 0.43
Discontinued operations per common share	$ 0.91	$ 0.51	$ 0.70
Net income per common share	$ 1.26	$ 0.85	$ 1.13
Diluted Earnings per Common Share:			
Income from continuing operations per common share	$ 0.35	$ 0.34	$ 0.42
Discontinued operations per common share	$ 0.89	$ 0.50	$ 0.69
Net income per common share	$ 1.24	$ 0.84	$ 1.11
Weighted average common shares outstanding — Basic	47,536,133	46,527,857	46,465,215
Weighted average common shares outstanding — Diluted	48,291,330	47,498,937	47,406,798

See accompanying notes.

Consolidated
STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except per share data)	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Cumulative Net Income	Cumulative Dividends	Total Stockholders' Equity
Balance at December 31, 2004	$ –	$ 477	$ 1,202,984	$ –	$ 542,733	$ (765,578)	$ 980,616
Issuance of stock	–	1	848	–	–	–	849
Stock-based compensation	–	–	3,677	–	–	–	3,677
Net income	–	–	–	–	52,668	–	52,668
Dividends to common shareholders ($2.625 per share)	–	–	–	–	–	(125,342)	(125,342)
Balance at December 31, 2005	–	478	1,207,509	–	595,401	(890,920)	912,468
Issuance of stock	–	–	204	–	–	–	204
Common stock redemption	–	–	(481)	–	–	–	(481)
Stock-based compensation	–	–	4,002	–	–	–	4,002
Net income	–	–	–	–	39,719	–	39,719
Other comprehensive loss:							
Adjustment required upon adoption of SFAS No. 158	–	–	–	(1,444)	–	–	(1,444)
Other comprehensive loss	–	–	–	(2,591)	–	–	(2,591)
Comprehensive income							35,684
Dividends to common shareholders ($2.64 per share)	–	–	–	–	–	(126,205)	(126,205)
Balance at December 31, 2006	–	478	1,211,234	(4,035)	635,120	(1,017,125)	825,672
Issuance of stock	–	29	70,545	–	–	–	70,574
Common stock redemption	–	–	(386)	–	–	–	(386)
Stock-based compensation	–	–	4,678	–	–	–	4,678
Net income	–	–	–	–	60,062	–	60,062
Other comprehensive loss	–	–	–	(311)	–	–	(311)
Comprehensive income							59,751
Special dividend to common shareholders ($4.75 per share)	–	–	–	–	–	(227,157)	(227,157)
Quarterly dividends to common shareholders ($2.09 per share)	–	–	–	–	–	(101,137)	(101,137)
Balance at December 31, 2007	$ –	$ 507	$ 1,286,071	$ (4,346)	$ 695,182	$ (1,345,419)	$ 631,995

See accompanying notes.

Consolidated
STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Year Ended December 31, 2007	2006	2005
OPERATING ACTIVITIES			
Net income	$ 60,062	$ 39,719	$ 52,668
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	53,924	65,529	63,529
Stock-based compensation	4,678	4,002	3,677
Increase in straight-line rent receivable	(1,043)	(1,736)	(99)
Increase in straight-line rent liability	954	–	–
Gain on sales of real estate properties	(40,405)	(3,275)	(7,483)
Impairments	7,089	5,684	713
Equity in losses from unconsolidated LLCs	309	307	90
Provision for bad debt, net of recoveries	198	1,256	1,308
Changes in operating assets and liabilities:			
Increase in other assets	(94)	(3,062)	(9,854)
Decrease in accounts payable and accrued liabilities	(2,202)	(1,780)	(3,906)
Increase in other liabilities	7,450	2,444	963
Net cash provided by operating activities	90,920	109,088	101,606
INVESTING ACTIVITIES			
Acquisition and development of real estate properties	(130,799)	(126,347)	(87,399)
Funding of mortgages and notes receivable	(14,759)	(22,794)	(76,636)
Investment in unconsolidated LLCs	–	(10,654)	(11,135)
Distributions received from unconsolidated LLCs	1,414	988	325
Proceeds from sales of real estate	311,927	32,706	124,879
Proceeds from mortgage and notes receivable repayments	65,572	72,553	14,095
Net cash provided by (used in) investing activities	233,355	(53,548)	(35,871)
FINANCING ACTIVITIES			
Borrowings on notes and bonds payable	451,840	364,000	250,348
Repayments on notes and bonds payable	(511,440)	(287,048)	(187,296)
Special dividend paid	(227,157)	–	–
Quarterly dividends paid	(101,137)	(126,205)	(125,342)
Proceeds from issuance of common stock	70,780	567	909
Interest rate swap termination	–	(10,127)	–
Common stock redemption	(386)	(481)	–
Equity issuance costs	(206)	–	–
Debt issuance costs	–	(1,333)	–
Net cash used in financing activities	(317,706)	(60,627)	(61,381)
Increase (decrease) in cash and cash equivalents	6,569	(5,087)	4,354
Cash and cash equivalents, beginning of year	1,950	7,037	2,683
Cash and cash equivalents, end of year	$ 8,519	$ 1,950	$ 7,037
Supplemental Cash Flow Information:			
Interest paid (including interest on interest rate swaps)	$ 53,233	$ 55,083	$ 50,088
Capitalized interest	$ 4,022	$ 1,292	$ 1,412
Company-financed real estate property sales	$ –	$ 16,906	$ –
Capital expenditures accrued	$ 6,699	$ 3,470	$ 2,411
Forgiveness of notes receivable on sale of certain senior living assets	$ 2,640	$ –	$ –

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Overview

Healthcare Realty Trust Incorporated (the "Company") is a real estate investment trust that integrates owning, developing, financing and managing income-producing real estate properties associated primarily with the delivery of healthcare services throughout the United States. As of December 31, 2007, excluding assets classified as held for sale and including investments in three unconsolidated joint venture limited liability companies ("LLCs"), the Company had investments of approximately $1.7 billion in 187 real estate properties and mortgages. The Company's 180 owned real estate properties, excluding assets classified as held for sale, are located in 24 states, totaling approximately 10.9 million square feet. In addition, the Company provided property management services to approximately 7.1 million square feet nationwide. Square footage disclosures in this Annual Report to Shareholders are unaudited.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company, its wholly owned subsidiaries, consolidated variable interest entities ("VIEs") and certain other affiliated entities with respect to which the Company controlled or controls the operating activities and receives substantially all economic benefits. All material inter-company transactions and balances have been eliminated in consolidation.

The Company accounts for its joint venture investments in accordance with American Institute of Certified Public Accountants Statement of Position 78-9 "Accounting for Investments in Real Estate Ventures," which provides guidance on whether an entity should consolidate an investment or account for it under the equity or cost methods.

Variable Interest Entities

With the disposition of the Company's senior living assets during 2007, the real estate properties associated with all 21 of the Company's VIEs were sold, including the six VIEs that the Company had been previously consolidating. As such, at December 31, 2007, the Company did not own any real estate properties associated with VIEs.

In accordance with the Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46R, "Consolidation of Variable Interest Entities an Interpretation of Accounting Research Bulletin No. 51" ("FIN No. 46R"), a company must evaluate whether certain relationships it has with other entities constitute a VIE. Prior to the sale of the senior living assets in 2007, the Company had concluded it had 21 VIEs. The VIEs were derived from relationships between the Company and the tenant/operator of certain skilled nursing facilities or assisted living facilities that were owned by the Company and operated by a licensed operator. The Company had entered into lease agreements or management agreements with the operators, as well as working capital or term loan agreements. In certain cases, cash flow deficits were expected in the facilities until operations were stabilized. During the stabilization period, the Company had agreed to finance the estimated cash flow deficits and received some or all of the economic benefits of the entities (primarily as a result of the entities' patient care revenues) once the property stabilized and had positive cash flows. In other cases, the operators were unable to finance capital expenditures needed in the facilities based on the current cash flows, and the Company agreed to finance the capital expenditures. In accordance with FIN No. 46R, prior to the senior living asset sale, the Company had also concluded that it was the primary beneficiary in six of the 21 VIEs and, therefore, consolidated those entities into the Company's Consolidated Financial Statements. As a result, related to the six consolidated VIEs, the Company's Consolidated Financial Statements included not only the Company's real estate investment, but also the assets (mainly receivables), liabilities (mainly accounts payable) and results of operations of the VIE entities. Creditors of the VIEs had no recourse to the general credit of the Company.

The table below shows the impact on the Company's Consolidated Financial Statements related to the six VIEs consolidated by the Company as of December 31, 2006 and 2005 and the impact on net income during 2007 prior to the disposal of the related senior living assets:

(Dollars in millions)	December 31, 2007		December 31, 2006		December 31, 2005	
Number of entities		6		6		6
Carrying amount of consolidated assets that are collateral for the obligations of the VIE	$	–	$	–	$	–
Amounts included in the respective line items in the Consolidated Financial Statements of the Company:						
Cash	$	–	$	0.4	$	0.2
Other assets (including accounts receivable)	$	–	$	3.8	$	3.9
Total liabilities	$	–	$	2.0	$	2.5
Income from discontinued operations	$	1.0	$	0.8	$	1.7

Information for the VIEs that were not consolidated in the Company's Consolidated Financial Statements for 2006 and 2005 is shown in the table below:

(Dollars in millions)	December 31, 2006		December 31, 2005	
Number of entities		15		20
Total assets [1]	$	32.5	$	34.4
Net operating income (loss) [1]	$	0.5	$	(1.9)
Maximum exposure to loss [2]	$	7.5	$	9.0

[1] Net operating income (loss) for December 31, 2006 and 2005 included depreciation and amortization of $0.8 million and $0.7 million, respectively, and subordinated management fees of $3.4 million and $3.0 million, respectively. This financial information was provided by the VIEs.

[2] Maximum exposure to loss equaled the aggregate amount funded by the Company on behalf of the VIEs as of the date specified.

Use of Estimates in the Consolidated Financial Statements

Preparation of the Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results may differ from those estimates.

Segment Reporting

The Company is in the business of owning, developing, managing, and financing healthcare-related properties. The Company is managed as one reporting unit, rather than multiple reporting units, for internal reporting purposes and for internal decision-making. Therefore, in accordance with FASB Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company discloses its operating results in a single segment.

Reclassifications

Certain reclassifications have been made in the Consolidated Financial Statements for the years ended December 31, 2006 and 2005 to conform to the 2007 presentation. During 2007, the Company acquired several parcels of land that are being held for development which are included in construction in progress on the Company's Consolidated Balance Sheet. To conform to the 2007 presentation, the Company reclassified its investment of approximately $8.3 million in one parcel of land held for development that was acquired in 2006 from land to land held for development which is included in construction in progress on the Company's Consolidated Balance Sheet. In addition, in prior years, the Company prepaid three ground leases related to three development projects with one operator. During 2007, the Company reclassified those prepaid amounts from other liabilities of approximately $2.0 million and real estate properties of approximately $4.0 million to other assets for approximately $6.0 million.

Real Estate Properties

Real estate properties are recorded at cost, which may include both direct and indirect costs. Direct costs may include construction costs, professional services such as architectural and legal costs, travel expenses, and other acquisition costs. Indirect costs may include capitalized interest and overhead costs. As required by Emerging Issues Task Force ("EITF") Issue No. 97-11, "Accounting for Internal Costs Related to Real Estate Property Acquisitions," the Company expenses all internal costs related to the acquisition of existing or operating properties (i.e., not in the development stages). As described in the following paragraphs, the cost of real estate properties acquired is allocated between land, buildings, tenant improvements, lease and other intangibles, and personal property based upon estimated fair values at the time of acquisition. The Company's gross real estate assets, on a book-basis, including at-market in-place lease intangibles and assets held for sale, totaled approximately $1.7 billion and $1.9 billion, respectively, as of December 31, 2007 and 2006. On a tax-basis, the Company's gross real estate assets totaled approximately $1.6 billion and $1.8 billion, respectively, as of December 31, 2007 and 2006 (unaudited).

Depreciation and amortization of assets in place as of December 31, 2007, is provided for on a straight-line basis over the asset's estimated useful life:

Land improvements	9.5 to 15 years
Buildings and improvements	3.3 to 39 years
Lease intangibles	1.1 to 75 years
Personal property	3 to 15 years

Land Held for Development

Land held for development, which is included in construction in progress on the Company's Consolidated Balance Sheet, includes parcels of land acquired by the Company during 2006 and 2007, upon which the Company intends to develop and own medical office and outpatient healthcare properties. As of December 31, 2007 and 2006, the Company's investment in land held for development totaled approximately $18.6 million and $8.3 million, respectively.

Accounting for Acquisitions of Real Estate Properties with In-Place Leases

The Company accounts for its real estate acquisitions with in-place leases in accordance with the provisions of SFAS No. 141, "Business Combinations" ("SFAS No. 141"), which became effective for acquisitions subsequent to December 31, 2001. SFAS No. 141, in combination with paragraph 9 of SFAS No. 142, "Accounting for Goodwill and Intangible Assets" ("SFAS No. 142"), requires that when a building is acquired with in-place leases, the cost of the acquisition be allocated between the tangible real estate and the intangible assets related to in-place leases based on their fair values. Where appropriate, the intangible assets recorded could include goodwill or customer relationship assets. The values related to above- or below-market in-place lease intangibles are amortized to rental income where the Company is the lessor, are amortized to property operating expense where the Company is the lessee, and are amortized over the average remaining term of the in-place leases upon acquisition. The values of at-market in-place leases and other intangible assets, such as customer relationship assets, are amortized and reflected in amortization expense in the Company's Consolidated Statements of Income.

The Company's approach to estimating the value of in-place leases is a multi-step process.

- First, the Company considers whether any of the in-place lease rental rates are above- or below-market. An asset (if the actual rental rate is above-market) or a liability (if the actual rental rate is below-market) is calculated and recorded in an amount equal to the present value of the future cash flows that represent the difference between the actual lease rate and the average market rate.
- Second, the Company estimates an absorption period assuming the building is vacant and must be leased up to the actual level of occupancy when acquired. During that absorption period the owner would incur direct costs, such as tenant improvements, and would suffer lost rental income. Likewise, the owner would have acquired a measurable asset in that, assuming the building was vacant, certain fixed costs would be avoided because the actual in-place lessees would reimburse a certain portion of fixed costs through expense reimbursements during the absorption period. All of these assets (tenant improvement costs avoided, rental income lost, and fixed costs recovered through in-place lessee reimbursements) are estimated and recorded in amounts equal to the present value of future cash flows.
- Third, the Company estimates the value of the building "as if vacant." The Company uses the same absorption period and occupancy assumptions used in step two, adding to those the future cash flows expected in a fully occupied building. The net present value of these future cash flows, discounted at a market rate of return, becomes the estimated "as if vacant" value of the building.
- Fourth, the actual purchase price is allocated based on the various asset fair values described above. The building and tenant improvements components of the purchase price are depreciated over the useful life of the building or the average remaining term of the in-places leases, respectively. The above- or below-market rental rate assets or liabilities are amortized to rental income or property operating expense over the remaining term of the above- or below-market leases. The at-market in-place leases are amortized to amortization expense over the average remaining term of the at-market in-place leases, customer relationship assets are amortized to amortization expense over terms applicable to each acquisition, and any goodwill recorded would be reviewed for impairments at least annually.

See Note 8 for more details on the Company's intangible assets as of December 31, 2007.

Cash and Cash Equivalents

Cash and cash equivalents includes short-term investments with original maturities of three months or less when purchased.

Allowance for Doubtful Accounts and Credit Losses

Accounts Receivable

Management monitors the aging and collectibility of its accounts receivable balances on an ongoing basis. At least monthly, a report is produced whereby all receivables are "aged" or placed into groups based on the number of days that have elapsed since the receivable was billed. Management reviews the aging report for evidence of deterioration in the timeliness of payment from a tenant or sponsor. Whenever deterioration is noted, management investigates and determines the reason(s) for the delay, which may include discussions with the delinquent tenant or sponsor. Considering all information gathered, management's judgment is exercised in determining whether a receivable is potentially uncollectible and, if so, how much or what percentage may be uncollectible. Among the factors management considers in determining collectibility are the type of contractual arrangement under which the receivable was recorded, e.g., a triple net lease, a gross lease, a sponsor guaranty agreement, or some other type of agreement; the tenant's reason for slow payment; industry influences under which the tenant operates; evidence of willingness and ability of the tenant to pay the receivable; credit-worthiness of the tenant; collateral, security deposit, letters of credit or other monies held as security; tenant's historical payment pattern; other contractual agreements between the tenant and the Company; relationship between the tenant and the Company; the state in which the tenant operates; and the existence of a guarantor and the willingness and ability of the guarantor to pay the receivable.

Considering these factors and others, management concludes whether all or some of the aged receivable balance is likely uncollectible. Upon determining that some portion of the receivable is likely uncollectible, the Company records a provision for bad debts for the amount it expects will be uncollectible. When efforts to collect a receivable are exhausted, the receivable amount is charged off against the allowance. The Company does not hold any accounts receivable for sale.

Mortgage Notes and Notes Receivable

The Company also evaluates collectibility of its mortgage notes and notes receivable and records necessary allowances on the notes in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114"), as amended. SFAS No. 114 indicates that a loan is impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan as scheduled, including both contractual interest and principal payments. If a mortgage loan or note receivable becomes past due, the Company will review the specific circumstances and may discontinue the accrual of interest on the loan. The loan is not returned to accrual status until the debtor has demonstrated the ability to continue debt service in accordance with the contractual terms. As of December 31, 2007 and 2006, there were no recorded investments in mortgage notes or notes receivable that were either on non-accrual status or were past due more than ninety days and continued to accrue interest.

The Company's notes receivable balances were approximately $0.6 million and $10.4 million, respectively, as of December 31, 2007 and 2006. Interest rates on the notes are fixed and ranged from 8.0% to 11.6% with maturity dates ranging from 2012 through 2023 as of December 31, 2007. The Company recorded approximately $0.1 million and $0.8 million, respectively, in allowances or reserves on its mortgage notes or notes receivable for the years ended December 31, 2006 and 2005. The Company did not record any allowances on its mortgage notes or notes receivable during 2007. However, in connection with the sale of the senior living assets, the Company forgave approximately $2.6 million in notes receivable which is reflected in the gain on sale from the senior living assets.

The Company had four and nine mortgage notes receivable, respectively, outstanding as of December 31, 2007 and 2006 with aggregate balances totaling $30.1 million and $73.9 million, respectively. The weighted average maturities of the notes were approximately 6.70 years and 3.59 years, respectively, with interest rates ranging from 6.3% to 8.5% and 8.3% to 15.0%, respectively, as of December 31, 2007 and 2006. The decrease in the mortgage notes receivable portfolio from December 31, 2006 to December 31, 2007 was mainly due to the repayment of certain mortgage notes during 2007 related to the sale of the senior living assets.

As of December 31, 2007, the Company did not hold any of its mortgage notes or notes receivable available for sale. Also, management had concluded that its mortgage notes and notes receivable outstanding as of December 31, 2007 and 2006 were collectible.

Goodwill and Other Intangible Assets

Under the provisions of SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized, but are tested at least annually for impairment. SFAS No. 142 also requires that intangible assets with finite lives be amortized over their respective lives to their estimated residual values, and reviewed for impairment when impairment indicators are present, in accordance with SFAS No. 144.

Identifiable intangible assets of the Company are comprised of enterprise goodwill, in-place lease intangible assets, customer relationship intangible assets, and deferred financing costs. In-place lease and customer relationship intangible assets are amortized on a straight-line basis over the applicable lives of the assets. Deferred financing costs are amortized over the term of the related credit facility under the straight-line method, which approximates amortization under the effective interest method. Goodwill is not amortized but is evaluated annually on December 31 for impairment. The 2007 and 2006 impairment evaluations each indicated that no impairment had occurred with respect to the $3.5 million goodwill asset. See Note 8 for more detail of the Company's intangible assets as of December 31, 2007.

Derivative Financial Instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS No. 133") requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge. The Company entered into two interest rate swaps in 2001 and subsequently terminated those swaps in 2006. These interest rate swaps were fair value hedges and were perfectly effective. As such, using the shortcut method, changes in the fair value of the hedges were reflected as adjustments to the carrying value of the underlying liability. See Note 9 for more details on the Company's interest rate swaps.

Contingent Liabilities

From time to time, the Company may be subject to loss contingencies arising from legal proceedings. Additionally, while the Company maintains comprehensive liability and property insurance with respect to each of its properties, the Company may be exposed to unforeseen losses related to uninsured or underinsured damages.

The Company continually monitors any matters that may present a contingent liability, and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as necessary in view of changes in available information. In accordance with SFAS No. 5, "Accounting for Contingencies," liabilities are recorded when a loss is determined to be both probable and can be reasonably estimated. Changes in estimates regarding the exposure to a contingent loss are reflected as adjustments to the related liability in the periods when they occur.

Because of uncertainties inherent in the estimation of contingent liabilities, it is possible that management's provision for contingent losses could change materially in the near term. To the extent that any losses, in addition to amounts recognized, are at least reasonably possible, such amounts will be disclosed in the notes to the Consolidated Financial Statements.

Accounting for Defined Benefit Pension Plans

The Company has pension plans under which the Company's Board of Directors and certain designated officers may receive retirement benefits upon retirement with the Company. The plans are unfunded and benefit payments are made from earnings of the Company. The pension plans are accounted for in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132(R)," ("SFAS No. 158") which the Company adopted during 2006. See Note 11 for further discussion.

Incentive Plans

During 2007, 2006 and 2005, the Company issued and had outstanding various employee stock-based awards. These awards included restricted stock issued to employees pursuant to the 2007 Employees Stock Incentive Plan and its predecessor plan (the "Incentive Plan"), the Optional Deferral Plan and the 2000 Employee Stock Purchase Plan ("Employee Stock Purchase Plan"). See Note 12 for details on the Company's stock-based awards. The Employee Stock Purchase Plan features a "look-back" provision which enables the employee to purchase a fixed number of shares at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise, with optional purchase dates occurring once each quarter for twenty-seven months.

Prior to 2006, the Company followed the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations in accounting for its stock-based awards to employees and followed the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended. Effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which revised SFAS No. 123 and superseded APB Opinion No. 25. This statement focuses primarily on accounting for transactions in which a company obtains employee services in share-based payment transactions, including employee stock purchase plans under certain conditions, but does not change the accounting guidance for share-based payment transactions with parties other than employees. This statement requires all share-based payments to employees to be recognized in the income statement based on their fair values. SFAS No. 123(R) permitted companies to adopt its requirements using one of two methods. The Company elected to follow the modified prospective method.

The compensatory nature of the Restricted Stock Plan and the determination of the related compensation expense under the provisions of SFAS No. 123(R) are consistent with the accounting treatment prescribed by APB Opinion No. 25. However, the look-back feature under the Employee Stock Purchase Plan does not qualify for non-compensatory accounting treatment under SFAS No. 123(R) as it did under the provisions prescribed by APB Opinion No. 25, and, instead, requires fair value measurement using the Black-Scholes or other pricing model and the recognition of expense over the vesting period. The accounting for the look-back feature associated with the Employee Stock Purchase Plan under SFAS No. 123(R) is consistent with the accounting prescribed by SFAS No. 123, and as interpreted in FASB Technical Bulletin No. 97-1, "Accounting under Statement 123 for Certain Employee Stock Purchase Plans with a Look-Back Option." Therefore, the compensation expense recognized upon adoption of SFAS No. 123(R) was determined in the same manner that the pro-forma compensation expense was calculated under SFAS No. 123, using the Black-Scholes model. The Company grants options under its Employee Stock Purchase Plan once a year, during the first quarter, and thus records compensation expense related to those grants only in that quarter each year. In the first quarters of 2007 and 2006, the Company recognized in general and administrative expenses approximately $233,000 and $227,000, respectively, of compensation expense related to each year's grants of options to purchase shares under the Employee Stock Purchase Plan, where such options were immediately vested on the date of grant.

The following table represents the effect on net income and earnings per share for the twelve months ended December 31, 2005, as if the Company had applied the fair value-based method and recognition provisions of SFAS No. 123(R), as described above:

(Dollars in thousands, except per share data)	2005
Net income, as reported	$ 52,668
Add: Compensation expense for equity-based awards to employees, included in net income	3,647
Deduct: Compensation expense for equity-based awards to employees under the fair value method	(3,871)
Pro-forma net income	$ 52,444
Earnings per share, as reported:	
Basic	$ 1.13
Assuming dilution	$ 1.11
Pro-forma earnings per share:	
Basic	$ 1.13
Assuming dilution	$ 1.11

Accumulated Other Comprehensive Loss

SFAS No. 130, "Reporting Comprehensive Income," requires that foreign currency translations, minimum pension liability adjustments, unrealized gains or losses on available-for-sale securities, as well as other items, be included in comprehensive income (loss). The Company had included in accumulated other comprehensive loss its cumulative adjustment related to the adoption in 2006 and subsequent application of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132(R), ("SFAS No. 158")."

Total comprehensive income for the three years ended December 31, 2007 is detailed in the following table.

(Dollars in thousands)	2007	2006	2005
Net income	$ 60,062	$ 39,719	$ 52,668
Adjustment required upon adoption of SFAS No. 158	–	(1,444)	–
Other comprehensive loss	(311)	(2,591)	–
Total comprehensive income	$ 59,751	$ 35,684	$ 52,668

Revenue Recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104"). SAB No. 104 includes four criteria that must be met before revenue is realized or realizable and earned. The Company begins recognizing revenue when management believes all four criteria have been met, such as collectibility is reasonably assured and the tenant has taken possession and controls the physical use of the leased asset.

The Company derives most of its revenues from its real estate property and mortgage notes receivable portfolio. The Company's rental and mortgage interest income is recognized based on contractual arrangements with its tenants, sponsors or borrowers. These contractual arrangements fall into three categories: leases, mortgage notes receivable, and property operating agreements as described in the following paragraphs. The Company may accrue late fees based on the contractual terms of a lease or note. Such fees, if accrued, are included in master lease income, property operating income, or mortgage interest income on the Company's Consolidated Statements of Income, based on the type of contractual agreement.

Income received but not yet earned is deferred until such time it is earned. Deferred revenue, included in other liabilities on the Consolidated Balance Sheets, was $15.5 million and $10.0 million, respectively, at December 31, 2007 and 2006.

Rental Income

Rental income related to non-cancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. Additional rent, generally defined in most lease agreements as the cumulative increase in a Consumer Price Index ("CPI") from the lease start date to the CPI as of the end of the previous year, is calculated as of the beginning of each year, and is then billed and recognized as income during the year as provided for in the lease. The Company recorded additional rental income, net of reserves of approximately $1.8 million, $2.5 million and $1.6 million, respectively, for the years ended December 31, 2007, 2006 and 2005. Rental income from properties under a master lease arrangement with the tenant is included in master lease rental income and rental income from properties under various tenant lease arrangements, including operating expense recoveries, is included in property operating income on the Company's Consolidated Statements of Income.

Mortgage Interest Income

Interest income on the Company's mortgage notes receivable is recognized based on the interest rates, maturity dates and amortization periods in accordance with each note agreement. Interest rates on three of its mortgage notes receivable outstanding as of December 31, 2007 were fixed and one was variable.

Other Operating Income

Other operating income on the Company's Consolidated Statements of Income generally includes shortfall income recognized under its property operating agreements, interest income on notes receivable, replacement rent from an operator, income from its unconsolidated joint ventures, management fee income, and prepayment penalty income.

Property operating agreements, between the Company and sponsoring health systems, applicable to 14 of the Company's 180 owned real estate properties as of December 31, 2007, contractually obligate the sponsoring health system to provide to the Company, for a short term, a minimum return on the Company's investment in the property in return for the right to be involved in the operating decisions of the property, including tenancy. If the minimum return is not achieved through normal operations of the property, the Company will calculate and accrue any shortfalls as income that the sponsor is responsible to pay to the Company under the terms of the property operating agreement.

The Company provides property management services for both third-party and owned real estate properties. Management fees are generally calculated, accrued and billed monthly based on a percentage of cash collections of tenant receivables for the month.

Other operating income for the years ended December 31, 2007, 2006 and 2005 is detailed in the table below:

	Year Ended December 31,		
(Dollars in millions)	2007	2006	2005
Property lease guaranty revenue	$ 13.9	$ 15.2	$ 14.7
Interest income	0.3	0.3	0.8
Management fee income	0.3	0.4	0.4
Prepayment penalty income	–	2.2	0.1
Replacement rent	2.5	1.8	–
Income (loss) from unconsolidated joint ventures	0.8	0.6	(0.1)
Other	1.0	1.2	1.7
	$ 18.8	$ 21.7	$ 17.6

Federal Income Taxes

No provision has been made for federal income taxes. The Company intends at all times to qualify as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company must distribute at least 90% per annum of its real estate investment trust taxable income to its stockholders and meet other requirements to continue to qualify as a real estate investment trust. See Note 15 for further discussion.

State Income Taxes

The Company must pay certain state income taxes which are included in general and administrative expense on the Company's Consolidated Statements of Income. See Note 15 for further discussion.

Sales and Use Taxes

The Company must pay sales and use taxes to certain state tax authorities based on rents collected from tenants in properties located in those states. The Company is generally reimbursed for these taxes by the tenant. The Company accounts for the payments to the taxing authority and subsequent reimbursement from the tenant on a net basis in the Company's Consolidated Income Statement.

Discontinued Operations

The Company periodically sells properties based on market conditions and the exercise of purchase options by tenants. The operating results of properties that have been sold or are held for sale are reported as discontinued operations in the Company's Consolidated Statements of Income in accordance with the criteria established in FASB SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets: ("SFAS No. 144"). Pursuant to SFAS No. 144, a company must report discontinued operations when a component of an entity has either been disposed of or is deemed to be held for sale if (i) both the operations and cash flows of the component have been or will be eliminated from ongoing operations as a result of the disposal transaction, and (ii) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. Long-lived assets held for sale are reported at the lower of their carrying amount or their fair value less cost to sell. Further, depreciation of these assets ceases at the time the assets are classified as discontinued operations. Losses resulting from the sale of such properties are characterized as impairment losses relating to discontinued operations in the Consolidated Statements of Income.

In the Company's Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005, operations related to properties sold or to be sold as of December 31, 2007 were included in discontinued operations for each of the three years with operating income (including depreciation and amortization and excluding gains or losses on sale) totaling approximately $10.1 million, $22.0 million and $26.0 million, respectively.

Assets held for sale at December 31, 2007 included six properties in which management intends to sell but had not yet sold as of December 31, 2007. The Company did not have any assets classified as held for sale on the Company's Consolidated Balance Sheet as of December 31, 2006.

Earnings per Share

Basic earnings per share is calculated using weighted average shares outstanding less issued and outstanding but unvested restricted shares of common stock. Diluted earnings per share is calculated using weighted average shares outstanding plus the dilutive effect of the outstanding stock options from the Employee Stock Purchase Plan and restricted shares of common stock, using the treasury stock method and the average stock price during the period. See Note 13 for further discussion.

New Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, "Accounting for Income Taxes," ("FIN No. 48") which prescribes how the Company should recognize, measure and present in the financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Pursuant to FIN No. 48, the Company can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that is greater than 50% likely of being realized upon settlement.

The Company is subject to U.S. federal income tax as well as income tax of multiple state and local jurisdictions but, as a REIT, generally is not subject to income tax on taxable net income distributed as dividends to shareholders. The Company adopted FIN No. 48, as required, effective January 1, 2007, which has not had a material impact on the Company's Consolidated Financial Statements. Accordingly, the Company did not record a cumulative effect adjustment related to the adoption of FIN No. 48.

The Company classifies interest and penalties related to uncertain tax positions, if any, in the Consolidated Financial Statements as a component of general and administrative expense. No such amounts were recognized during the years ended December 31, 2007, 2006 or 2005.

Tax returns filed for the 2003 through 2006 tax years are currently still subject to examination by taxing authorities.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value, which should increase the consistency and comparability of fair value measurements and disclosures. This statement applies to other current pronouncements that require or permit fair value measurements but does not itself require any new fair value measurements. SFAS No. 157 will be effective for the Company beginning January 1, 2008, but early adoption is allowed. The Company does not believe that SFAS No. 157 will have a material impact on the Company's Consolidated Financial Statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different fair value measurement attributes for similar types of assets and liabilities. SFAS No. 159 will be effective for the Company beginning January 1, 2008, but early adoption is allowed. The Company does not believe that SFAS No. 159 will have a material impact on the Company's Consolidated Financial Statements.

Business Combinations and Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS No. 141(R)") and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," ("SFAS No. 160"). These standards were designed to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141(R) requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 also eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 141(R) and SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. The Company has not yet concluded what impact that these new standards will have on its Consolidated Financial Statements.

2. Real Estate and Mortgage Notes Receivable Investments

The Company invests in healthcare-related properties and mortgages located throughout the United States. The Company provides management, leasing and development services, and capital for the construction of new facilities, as well as for the acquisition of existing properties. The Company had investments of approximately $1.7 billion in 187 real estate properties and mortgage notes receivable as of December 31, 2007, excluding assets classified as held for sale and including investments in three unconsolidated LLCs. The following table summarizes the Company's investments.

(Dollars in thousands)	Number of Facilities [1]	Land	Buildings, Improvements, Lease Intangibles and CIP	Personal Property	Total	Accumulated Depreciation
Medical office:						
Texas	28	$ 11,782	$ 329,979	$ 824	$ 342,585	$ (47,071)
Tennessee	15	6,724	154,074	139	160,937	(29,766)
Florida	15	7,111	125,453	154	132,718	(36,858)
Other states	48	26,132	406,291	279	432,702	(87,034)
	106	51,749	1,015,797	1,396	1,068,942	(200,729)
Physician clinics:						
Florida	8	10,639	44,169	–	54,808	(11,588)
Virginia	3	1,623	29,161	127	30,911	(8,400)
Other states	21	6,350	83,774	13	90,137	(17,630)
	32	18,612	157,104	140	175,856	(37,618)
Ambulatory care/surgery:						
Texas	3	6,848	34,110	74	41,032	(11,907)
California	3	5,107	34,161	32	39,300	(10,667)
Florida	2	2,310	7,211	–	9,521	(1,835)
Other states	4	3,636	9,430	–	13,066	(3,357)
	12	17,901	84,912	106	102,919	(27,766)
Specialty outpatient:						
Missouri	2	2,254	14,116	–	16,370	(4,458)
Other states	4	1,624	9,706	–	11,330	(3,014)
	6	3,878	23,822	–	27,700	(7,472)
Specialty inpatient:						
Pennsylvania	6	1,214	112,653	–	113,867	(30,643)
Indiana	1	1,071	42,335	–	43,406	(1,628)
Other states	7	6,028	72,399	–	78,427	(19,292)
	14	8,313	227,387	–	235,700	(51,563)
Other:						
Michigan	5	193	12,729	183	13,105	(5,602)
Texas	–	5	9,218	–	9,223	(1,324)
Alabama	1	181	9,304	8	9,493	(4,096)
Virginia	2	1,140	8,036	5	9,181	(2,293)
Other states	2	349	11,141	440	11,930	(1,931)
	10	1,868	50,428	636	52,932	(15,246)
Land held for development	–	–	18,554	–	18,554	–
Corporate Property	–	–	–	14,027	14,027	(5,063)
	–	–	18,554	14,027	32,581	(5,063)
Total owned properties	180	102,321	1,578,004	16,305	1,696,630	(345,457)
Mortgage notes receivable	4	–	–	–	30,117	–
Unconsolidated LLC investments, net	3	–	–	–	18,356	–
Total real estate investments	187	$ 102,321	$ 1,578,004	$ 16,305	$ 1,745,103	$ (345,457)

[1] Includes 10 lessee developments.

3. REAL ESTATE PROPERTY LEASES

The Company's properties are generally leased pursuant to non-cancelable, fixed-term operating leases or are supported through other financial support arrangements with expiration dates through 2022. Some leases and financial arrangements provide for fixed rent renewal terms of five years, or multiples thereof, in addition to market rent renewal terms. Some leases provide the lessee, during the term of the lease and for a short period thereafter, with an option (see Purchase Options below) or a right of first refusal to purchase the leased property. The Company's portfolio of master leases generally requires the lessee to pay minimum rent, additional rent based upon fixed percentage increases or increases in the Consumer Price Index and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.

Future minimum lease payments under the non-cancelable operating leases and guaranteed amounts due to the Company under property operating agreements as of December 31, 2007 are as follows (in thousands):

2008	$ 169,822
2009	140,695
2010	113,813
2011	96,292
2012	77,481
2013 and thereafter	227,771
	$ 825,874

The Company had only one customer, HealthSouth Corporation, that accounted for 10% or more of the Company's revenues for the three years ended December 31, 2007, including revenues from discontinued operations. HealthSouth provided 11% of the Company's revenues for the year ended December 31, 2007 and 10% of the Company's revenues for the years ended December 31, 2006 and December 31, 2005.

Purchase Options Exercised

In April 2007, the Company sold a property in Tennessee for $2.1 million pursuant to a purchase option exercised by a tenant. See Note 6 for more information on this sale.

During 2007, the Company also received notice from an operator of its intent to purchase two buildings from the Company pursuant to purchase options contained in each of the building leases. The Company's aggregate investment in one of the buildings was approximately $18.5 million ($10.4 million, net) at December 31, 2007. The Company expects to sell this property to the operator in the second quarter of 2008 for approximately $18.5 million in net proceeds, resulting in a gain on sale. As such, the assets and liabilities of the real estate property are included in assets held for sale and discontinued operation and its results of operations are included in discontinued operations on the Company's Consolidated Financial Statements as of December 31, 2007. The Company is in dispute with the operator concerning the price and enforceability of the option on the second property. The Company's gross investment in the second building was approximately $46.8 million ($33.6 million, net) and the Company carried a mortgage note payable on the building with a principal balance of $20.0 million at December 31, 2007. The disputed range of purchase price is higher than the Company's carrying amount of the building. The Company is uncertain as to when the second transaction might close, if at all. As a result, the second property has not been reclassified to assets held for sale and discontinued operations and its results of operations have not been reclassified to discontinued operations on the Company's Consolidated Financial Statements as of and for the year ended December 31, 2007.

Purchase Options Exercisable

Certain of the Company's leases include purchase option provisions. The provisions vary from lease to lease but generally allow the lessee to purchase the property covered by the lease at the greater of fair market value or an amount equal to the Company's gross investment. As of December 31, 2007, the Company had a gross investment of approximately $166.2 million in real estate properties that were subject to outstanding, exercisable contractual options to purchase, with various conditions and terms, by the respective operators and lessees that had not been exercised.

4. Discontinued Operations

In accordance with SFAS No. 144, the major categories of assets and liabilities of properties sold or to be sold are classified as held for sale, to the extent not sold, on the Company's Consolidated Balance Sheet and the results of operations of such properties are included in discontinued operations on the Company's Consolidated Statements of Income for all periods. Discussed below are properties that were classified as held for sale and discontinued operations or included in discontinued operations on the Company's Consolidated Financial Statements as of and for the year ended December 31, 2007.

Senior Living Asset Sale

During 2007, the Company completed the sale of its senior living assets. Included in the sale were 56 real estate properties in which the Company had investments totaling approximately $328.4 million ($259.9 million, net), 16 mortgage notes and notes receivable in which the Company had investments totaling approximately $63.2 million, and certain other assets or liabilities related to the assets. The Company received cash proceeds from the sale of approximately $369.4 million, recorded a deferred gain of approximately $5.7 million and recognized a net gain of approximately $40.2 million. The transaction also included the sale of all 21 of the Company's VIEs, including the six VIEs the Company had previously consolidated. Revenues, including the revenues from the VIEs, were approximately $27.7 million and $47.8 million, respectively, and net income was approximately $8.4 million and $18.9 million, respectively, for the senior living assets for the years ended December 31, 2007 and 2006 which are included in discontinued operations on the Consolidated Statements of Income. The transaction originally included six other senior living assets. However, management subsequently decided to retain these six properties. Upon management's decision in the fourth quarter of 2007 to retain the properties, the properties were reclassified out of held for sale and discontinued operations on the Company's Consolidated Balance Sheet and the operations of the properties were reclassified from discontinued operations to continuing operations on the Company's Consolidated Statement of Income. See Note 6 for more information on the sale of the senior living assets.

Other Real Estate Asset Sales

During 2007, the Company sold two medical office buildings and one physician clinic in which the Company had an aggregate book value of approximately $10.4 million. During 2006 and 2005, the Company sold seven and 17 properties, respectively, in which the Company had an aggregate book value of approximately $44.9 million and $114.6 million, respectively. The results of operations for these properties are included in discontinued operations on the Company's Consolidated Statements of Income for all periods. See Note 6 for more information on the Company's dispositions of real estate properties.

Assets Held for Sale and Discontinued Operations

During the first quarter of 2007, the Company made the decision to sell six properties in which it had an aggregate gross investment of approximately $8.0 million ($5.5 million, net). As a result of the decision to sell the properties, the Company recorded approximately $2.8 million in impairment charges on the properties to lower the properties' carrying values to their estimated fair value less costs to sell in accordance with SFAS No. 144. An additional impairment of $0.2 million was recorded on one of the properties in the fourth quarter of 2007 to lower the property's carrying amount to its fair value less costs to sell. This property was subsequently sold in January 2008. Also, in December 2007 an operator gave notice to the Company of its intent to purchase a building from the Company pursuant to a purchase option. The Company's gross investment in the building was approximately $18.5 million ($10.4 million, net) at December 31, 2007. The Company expects the sale to occur during the second quarter of 2008. Consequently, the results of operations for these properties are included in discontinued operations on the Company's Consolidated Statements of Income for all periods, and since the properties were not disposed of as of December 31, 2007, the related assets and liabilities are classified as held for sale and discontinued operations on the Company's Consolidated Balance Sheet as of December 31, 2007.

The tables below reflect the assets and liabilities of the properties classified as held for sale and discontinued operations as of December 31, 2007 and the results of operations of the properties included in discontinued operations on the Company's Consolidated Statements of Income for the periods ended December 31, 2007, 2006 and 2005.

(Dollars in thousands)	December 31, 2007
Balance Sheet data *(as of the period ended)*:	
Land	$ 3,055
Buildings, improvements and lease intangibles	22,736
Personal property	70
	25,861
Accumulated depreciation	(10,462)
Assets held for sale, net	15,399
Receivables	217
Other assets, net	23
Assets included in discontinued operations, net	240
Assets held for sale and discontinued operations, net	$ 15,639
Other liabilities	34
Liabilities of discontinued operations	$ 34

(Dollars in thousands, except per share data)	Year Ended December 31, 2007	2006	2005
Statements of Income data *(for the period ended)*:			
Revenues [1]			
Master lease rent	$ 9,978	$ 26,188	$ 33,751
Property operating	588	1,925	3,729
Straight-line rent	(1)	(119)	(2,284)
Mortgage interest	1,841	5,913	3,538
Other operating	18,373	19,648	19,129
	30,779	53,555	57,863
Expenses [2]			
General and administrative	–	35	12
Property operating	1,135	1,767	2,884
Other operating	16,687	17,036	15,882
Bad debts, net of recoveries	(31)	395	46
Interest	308	729	985
Depreciation	2,611	11,519	11,972
Amortization	–	33	77
	20,710	31,514	31,858
Income from Discontinued Operations	10,069	22,041	26,005
Impairments [3]	(7,089)	(1,573)	(713)
Gain on sales of real estate properties [4]	40,405	3,275	7,483
Income from Discontinued Operations	$ 43,385	$ 23,743	$ 32,775
Income from Discontinued Operations per common share - basic	$ 0.91	$ 0.51	$ 0.70
Income from Discontinued Operations per common share - diluted	$ 0.89	$ 0.50	$ 0.69

[1] Total revenues for the years ended December 31, 2007, 2006 and 2005 include $27.7 million, $47.8 million and $40.5 million, respectively, related to the sale of the senior living assets; $0.7 million, $3.4 million, and $14.9 million, respectively, related to other properties sold; and $2.4 million, $2.4 million, and $2.5 million related to six properties currently held for sale.

(2) Total expenses for the years ended December 31, 2007, 2006 and 2005 include $19.3 million, $28.8 million, and $26.9 million, respectively, related to the sale of the senior living assets; $0.6 million, $1.7 million, and $4.0 million, respectively, related to other properties sold; and $0.8 million, $1.0 million, and $1.0 million related to six properties currently held for sale.

(3) Impairment charges for the year ended December 31, 2007 include approximately $4.1 million related to one property sold and $3.0 million related to the properties held for sale at December 31, 2007. Impairment charges for the year ended December 31, 2006 include $1.5 million related to one property to lower the property's carrying value to its estimated fair value less costs to sell in accordance with SFAS No. 144 and $0.1 million related to one property sold.

(4) The net gain for the year ended December 31, 2007 includes a net gain related to the sale of senior living assets during 2007 of $40.2 million and a net gain of $0.2 million from the sale of a property pursuant to a purchase option exercised by the operator. The net gain for the year ended December 31, 2006 was related to the sale of five properties during 2006.

5. IMPAIRMENT CHARGES

As required by SFAS No. 144, the Company must assess the potential for impairment of its long-lived assets, including real estate properties, whenever events occur or a change in circumstances indicates that the recorded value might not be fully recoverable. An asset is impaired when undiscounted cash flows expected to be generated by the asset are less than the carrying value of the asset.

In 2007, the Company recorded impairment charges totaling $7.1 million, which are included in discontinued operations on the Company's Consolidated Statement of Income. The impairment charges recognized included a $4.1 million impairment charge in connection with the sale of a property in Texas and a $3.0 million impairment charge related to six properties classified as held for sale as of December 31, 2007. The $3.0 million impairment charge reduced the Company's aggregate net investment in the six properties from approximately $8.3 million to $5.3 million, which was the estimated aggregate fair value less costs to sell of the properties.

The Company recorded impairment charges totaling $4.1 million included in income from continuing operations and $1.6 million included in discontinued operations on the Company's Consolidated Statement of Income for the year ended December 31, 2006. The $4.1 million impairment charge included in income from continuing operations related to changes in management's estimate of the fair value of patient receivables assigned to the Company related to a lease termination and debt restructuring in late 2005 of a physician clinic in Virginia owned by the Company. The $1.6 million impairment charge included in discontinued operations related to the Company-financed sale of one building and an adjustment of another building's carrying value to its estimated fair value.

6. ACQUISITIONS, DISPOSITIONS, AND MORTGAGE REPAYMENTS

Acquisitions

2007 Real Estate Acquisitions

During 2007, the Company acquired a 76,246 square foot medical office building on the campus of a hospital system in central Texas for $26.3 million, of which $4.0 million will be funded upon completion of certain tenant improvements. The fully leased building will be completely occupied upon completion of the tenant improvements, which is expected to occur in the first quarter of 2008. Also, the Company acquired a 75,000 square foot building in Tennessee for a total investment of $7.3 million, including $5.4 million in cash consideration and the assumption of a mortgage note payable of $1.9 million, and acquired for $0.9 million the real estate assets of three partnerships, which owned three adjoining medical office buildings in Virginia. Further, the Company acquired five parcels of land in Texas and Illinois for an aggregate purchase price of approximately $30.4 million. The Company's investment in these parcels of land are included in construction in progress or in land held for development at December 31, 2007.

2007 Mortgage Note Financings

During 2007, the Company originated two mortgage notes receivable during 2007 with two different borrowers for approximately $14.2 million.

A summary of the Company's 2007 acquisitions follows:

(Dollars in millions)	Cash Consideration	Real Estate	Mortgage Financing	Other	Square Footage
Real estate acquisitions					
Texas	$ 22.3	$ 22.3	$ –	$ –	76,246
Texas (land)	16.1	16.1	–	–	–
Illinois (land)	14.3	14.3	–	–	–
Virginia	0.9	0.9	–	–	12,365
Tennessee	5.4	7.3	–	(1.9)	75,000
	59.0	60.9	–	(1.9)	163,611
Mortgage note financings	14.2	–	14.2	–	–
Total 2007 Acquisitions	$ 73.2	$ 60.9	$ 14.2	$ (1.9)	163,611

2006 Real Estate Acquisitions

During 2006, the Company fully financed the sale of one of its medical office buildings in California, in which the Company had a $16.4 million gross investment ($13.4 million, net). In the transaction, the Company received a $14.9 million mortgage note receivable, which is secured by the 87,000 square foot facility, and recorded a $1.5 million deferred gain. As required by SFAS No. 66, "Accounting for Sales of Real Estate" ("SFAS No. 66"), the Company will account for the $1.5 million gain under the installment method, thereby deferring the recognition of income from the sale until such time that recognition is allowed under the installment method. The Company also acquired a 58,474 square foot medical office building and an adjoining 117,525 square foot orthopaedic hospital in Indiana for $65.0 million. These properties are leased under absolute net master lease agreements. Further, the Company acquired for $8.3 million an 11-acre site in Texas near two hospitals currently under construction and expects to develop an outpatient medical facility on the site. Finally, the Company acquired for $2.5 million an additional parcel of land in Hawaii which is adjacent to land owned by the Company. The Company is developing a medical office building on the land.

2006 LLC Investments

During 2006, the Company acquired for $2.4 million a non-managing membership interest in a limited liability company ("LLC"), which acquired one medical office building in Oregon. The Company has a 50% ownership interest in the LLC and does not have all of the rights of a controlling member. As such, the Company does not consolidate the LLC but accounts for it under the equity method. Also, the Company acquired for $6.6 million a non-managing membership interest in an LLC, which acquired six senior living facilities in Utah. The Company has a 10% ownership interest in the LLC and does not have all of the rights of a controlling member. As such, the Company does not consolidate the LLC but accounts for it under the cost method.

2006 Mortgage Note Financings

During 2006, the Company acquired or originated four mortgage notes receivable for approximately $37.8 million, including a $14.9 million mortgage note receivable related to the sale of a medical office building in California. See 2006 Real Estate Acquisitions above for more detail on this transaction.

A summary of the 2006 acquisitions follows:

(Dollars in millions)	Cash Consideration	Real Estate	Mortgage Financing	Other	Square Footage
Real estate acquisitions					
Indiana	$ 65.0	$ 65.0	$ –	$ –	175,999
Texas (land)	8.3	8.3	–	–	–
Hawaii (land)	2.5	2.5	–	–	–
	75.8	75.8	–	–	175,999
LLC investments	9.0	–	–	9.0	–
Mortgage note financings	20.9	–	37.8	(16.9)	–
Total 2006 Acquisitions	$ 105.7	$ 75.8	$ 37.8	$ (7.9)	175,999

Dispositions

2007 Real Estate Dispositions

Senior Living Asset Disposition

During 2007, the Company completed the sale of its senior living assets. Included in the sale were 56 real estate properties in which the Company had investments totaling approximately $328.4 million ($259.9 million, net), 16 mortgage notes and notes receivable in which the Company had investments totaling approximately $63.2 million, and certain other assets or liabilities related to the assets. The Company received cash proceeds from the sale of approximately $369.4 million, recorded a deferred gain of approximately $5.7 million and recognized a net gain of approximately $40.2 million. The proceeds were used to pay a special dividend to the Company's shareholders of approximately $227.2 million, or $4.75 per share, fund repayments of debt on the Company's Unsecured Credit Facility due 2009 and pay transaction costs. The deferred gain, which is included in other liabilities on the Company's Consolidated Balance Sheet, relates to tenant performance under a lease assigned to one buyer. During 2007, the Company paid $1.1 million for non-performance by the tenant, thereby reducing the deferred gain balance to $4.6 million at December 31, 2007. The transaction also included the sale of all 21 of the Company's VIEs, including the six VIEs the Company had previously consolidated.

Revenues, including the revenues from the VIEs, were approximately $27.7 million and $47.8 million, respectively, and net income was approximately $8.4 million and $18.9 million, respectively, for the senior living assets for the years ended December 31, 2007 and 2006 which are included in discontinued operations on the Consolidated Statements of Income.

The transaction originally included six other senior living assets. However, management subsequently decided to retain these six properties due to provisions contained in its leases with the respective lessees, allowing the lessee to purchase the properties in September 2009. The Company's aggregate investment in the six properties was approximately $16.9 million ($9.6 million, net) as of December 31, 2007 and the properties yielded approximately $2.5 million in revenues for the year ended December 31, 2007. The six properties had been classified as held for sale on the Company's Consolidated Balance Sheet and their results of operations had been included in discontinued operations on the Company's Consolidated Statements of Income upon the Company's decision to sell the entire portfolio. Also, in accordance with FAS No. 144, management ceased depreciation on the assets. Upon management's decision to retain the properties in the fourth quarter of 2007, the properties were reclassified out of held for sale and discontinued operations on the Company's Consolidated Balance Sheet and the operations of the properties were reclassified from discontinued operations to continuing operations on the Company's Consolidated Statement of Income. Also, in accordance with SFAS No. 144, management recorded a depreciation adjustment in the fourth quarter totaling approximately $0.4 million to reduce the Company's carrying amounts of the properties to their adjusted net book value, which was less than fair value.

Other Dispositions

During 2007, the Company also disposed of a 72,862 square foot building in Texas for approximately $4.1 million in net proceeds. The Company's net book value recorded on the building was $8.2 million at the time of sale, resulting in a $4.1 million non-cash impairment charge which is reflected in discontinued operations on the Company's Consolidated Statement of Income for the year ended December 31, 2007. Also, the Company sold a 17,464 square foot building in Tennessee in which it had a total gross investment of $2.2 million ($1.9 million, net) pursuant to a purchase option exercised by an operator. The Company received $2.1 million in cash proceeds and recognized a $0.2 million net gain from the sale. Further, the Company sold a 3,264 square foot physician clinic in Virginia in which it had a total gross investment of $0.4 million ($0.3 million, net). The Company received $0.3 million in cash proceeds from the sale.

A summary of the 2007 dispositions follows:

(Dollars in millions)	Net Proceeds	Net Real Estate Investment	Lease Termination/ Prepayment Penalties	Other (Including Receivables)	Mortgage and Other Notes Receivable	Gain/ (Loss)	Square Footage
Real estate dispositions							
Senior living assets	$ 312.3	$ 259.9	$ –	$ 5.9	$ 6.3	$ 40.2	2,535,623
Texas	4.1	8.2	–	–	–	(4.1)	72,862
Tennessee	2.1	1.9	–	–	–	0.2	17,464
Virginia	0.3	0.3	–	–	–	–	3,264
	318.8	270.3	–	5.9	6.3	36.3	2,629,213
Mortgage note repayments							
Senior living assets	57.1	–	0.2	–	56.9	–	–
Total 2007 Dispositions	$ 375.9	$ 270.3	$ 0.2	$ 5.9	$ 63.2	$ 36.3	2,629,213

2006 Real Estate Dispositions

During 2006, the Company sold two properties in Pennsylvania and one property in California pursuant to purchase option exercises by the sponsor/tenant. The Company received net proceeds from the sale of the properties in Pennsylvania totaling $11.7 million which included a lease termination fee of $0.3 million. The Company had an aggregate gross investment of approximately $9.7 million ($8.0 million, net) in the properties and recognized a gain of approximately $3.3 million from the sale. The Company financed the sale of the property in California, which is discussed in more detail above in 2006 Real Estate Acquisitions. Also, the Company sold three medical office buildings in Alabama in which the Company had an aggregate gross investment of approximately $26.3 million ($21.1 million, net). The Company received net proceeds of approximately $21.0 million and recognized an immaterial gain on the sale. The Company also partially financed the sale of a building in Texas, in which the Company had a $2.5 million gross investment ($2.4 million, net). In this transaction, the Company received $0.3 million in cash and a $2.0 million mortgage note receivable which, in total, approximated the Company's carrying value of its investment in the building.

2006 Mortgage Notes Receivable Repayments

During 2006, seven mortgage notes receivable totaling approximately $69.1 million were repaid. The Company received $2.2 million in prepayment penalties from these transactions, which are included in other operating income on the Company's Consolidated Statement of Income.

A summary of the 2006 dispositions follows:

(Dollars in millions)	Net Proceeds	Net Real Estate Investment	Lease Termination/ Prepayment Penalties	Other (Including Receivables)	Mortgage and Other Notes Receivable	Gain/ (Loss)	Square Footage
Real estate dispositions							
Pennsylvania	$ 11.7	$ 8.0	$ 0.3	$ 0.1	$ –	$ 3.3	50,883
Alabama	21.0	21.1	–	(0.1)	–	–	152,063
California	–	13.4	–	–	(13.4)	–	87,000
Texas	0.3	2.4	–	–	(2.0)	(0.1)	17,300
	33.0	44.9	0.3	–	(15.4)	3.2	307,246
Mortgage note repayments	71.3	–	2.2	–	69.1	–	–
Total 2006 Dispositions	$ 104.3	$ 44.9	$ 2.5	$ –	$ 53.7	$ 3.2	307,246

7. OTHER ASSETS

Other assets consist primarily of receivables, straight-line rent receivables, and intangible assets. Items included in other assets on the Company's Consolidated Balance Sheets as of December 31, 2007 and 2006 are detailed in the table below.

(In millions)	December 31, 2007	December 31, 2006
Straight-line rent receivables	$ 23.2	$ 22.8
Equity investments in LLCs	18.4	20.1
Accounts receivable	16.9	19.9
Prepaid assets	12.9	14.1
Above-market intangible assets, net	6.7	6.6
Deferred financing costs, net	4.1	5.5
Goodwill	3.5	3.5
Acquired patient accounts receivable, net	1.9	2.5
Customer relationship intangible asset, net	1.3	1.4
Allowance for uncollectible accounts	(1.5)	(2.5)
Notes receivable	0.6	10.4
Other	2.0	1.9
	$ 90.0	$ 106.2

Unconsolidated Limited Liability Companies

At December 31, 2007, the Company had investments in three joint venture LLCs that had investments in healthcare-related real estate properties. The Company invested in these LLCs during 2005 and 2006 and accounts for two of the investments under the equity method and one of the investments under the cost method. The Company's net investments in the three LLCs are included in other assets on the Company's Consolidated Balance Sheet, and the related income or loss is included in other operating income on the Company's Consolidated Income Statement. The Company recognized income of approximately $1.1 million and $0.9 million, respectively, for the years ended December 31, 2007 and 2006 related to the LLC accounted for under the cost method. The Company's income (loss) recognized and distributions received for each period related to its LLCs accounted for under the equity method are shown in the table below.

(Dollars in thousands)	December 31, 2007	2006	2005
Net LLC investments, beginning of period	$ 20,079	$ 10,720	$ –
New investments during the period	–	9,045	11,135
Additional investments during the period	–	1,609	–
Equity income (loss) recognized during the period	(309)	(307)	(90)
Distributions received during the period	(1,414)	(988)	(325)
Net LLC investments, end of period	$ 18,356	$ 20,079	$ 10,720

8. Intangible Assets and Liabilities

The Company has several types of intangible assets and liabilities included in its Consolidated Balance Sheets, including but not limited to goodwill, deferred financing costs, above-, below-, and at-market lease intangibles, and customer relationship intangibles. The Company's intangible assets and liabilities as of December 31, 2007 and 2006 consisted of the following:

	Gross Balance at December 31,		Accumulated Amortization at December 31,		Weighted Avg. Life	Balance Sheet
(In millions)	2007	2006	2007	2006	(Years)	Classification
Goodwill	$ 3.5	$ 3.5	$ –	$ –	N/A	Other assets
Deferred financing costs	10.7	10.7	6.6	5.2	4.1	Other assets
Above-market lease intangibles	7.0	6.9	0.3	0.3	70.7	Other assets
Customer relationship intangibles	1.5	1.5	0.2	0.1	35.6	Other assets
Below-market lease intangibles	(0.4)	(0.4)	(0.2)	(0.1)	1.5	Other liabilities
At-market lease intangibles	40.3	39.0	35.9	31.4	2.9	Real estate properties
Total	$ 62.6	$ 61.2	$ 42.8	$ 36.9	33.9	

Amortization of the intangible assets and liabilities, in place as of December 31, 2007, is expected to be approximately $3.6 million, $2.0 million, $1.4 million, $0.9 million, and $0.7 million, respectively, for the years ended December 31, 2008 through 2012.

9. Notes and Bonds Payable

Notes and bonds payable as of December 31, 2007 and 2006 consisted of the following:

(In thousands)	December 31, 2007	2006
Unsecured credit facility due 2009	$ 136,000	$ 190,000
Senior notes due 2011, including premium	300,864	301,083
Senior notes due 2014, net of discount	298,976	298,838
Mortgage notes payable	49,449	60,061
	$ 785,289	$ 849,982

As of December 31, 2007, the Company was in compliance with its financial covenant provisions under its various debt instruments.

Unsecured Credit Facility due 2009

In January 2006, the Company entered into a $400 million credit facility (the "Unsecured Credit Facility due 2009") with a syndicate of 10 banks. The Unsecured Credit Facility due 2009 matures in January 2009, but the term may be extended one additional year at the option of the Company. Loans outstanding under the Unsecured Credit Facility due 2009 (other than swing line loans and competitive bid advances) bear interest at a rate equal to (x) LIBOR or the base rate (defined as the higher of the Bank of America prime rate and the Federal Funds rate plus 0.50%), plus (y) a margin ranging from 0.60% to 1.20% (currently 0.90%), based upon the Company's unsecured debt ratings. The weighted average rate on borrowings outstanding as of December 31, 2007 was approximately 6.1%. Additionally, the Company pays a facility fee per annum on the aggregate amount of commitments. The facility fee may range from 0.15% to 0.30% per annum (currently 0.20%), based on the Company's unsecured debt ratings. The Unsecured Credit Facility due 2009 contains certain representations, warranties, and financial and other covenants customary in such loan agreements. The Company had borrowing capacity remaining, under its financial covenants, of approximately $151.2 million under the facility as of December 31, 2007.

Senior Notes due 2011

In 2001, the Company publicly issued $300.0 million of unsecured senior notes due 2011 (the "Senior Notes due 2011"). The Senior Notes due 2011 bear interest at 8.125%, payable semi-annually on May 1 and November 1, and are due on May 1, 2011, unless redeemed earlier by the Company. The notes were originally issued at a discount of approximately $1.5 million, which yielded an 8.202% interest rate per annum upon issuance. In 2001, the Company entered into interest rate swap agreements for notional amounts totaling $125.0 million to offset changes in the fair value of $125.0 million of the notes. The Company paid interest at the equivalent rate of 1.99% over six-month LIBOR. In March 2003, the Company terminated these interest rate swap agreements and entered into new swaps under terms identical to those of the 2001 swap agreements except that the equivalent rate was adjusted to 4.12% over six-month LIBOR. The Company received cash equal to the fair value of the terminated swaps ("premium") of $18.4 million, which was combined with the principal balance of the Senior Notes due 2011 on the Company's Consolidated Balance Sheets and was being amortized against interest expense over the remaining term of the notes, offsetting the increase in the spread over LIBOR. The derivative instruments met all of the requirements of a fair value hedge and were accounted for using the "shortcut method" as set forth in SFAS No. 133. As such, changes in fair value of the derivative instruments had no impact on the Company's Consolidated Statements of Income. In June 2006, the Company terminated these interest rate swap agreements and paid $10.1 million, equal to the fair value of the interest rate swaps at termination, plus interest due of $0.3 million. The $10.1 million paid by the Company was offset against the remaining premium from the 2003 termination. The remaining net premium of $1.2 million was combined with the principal balance of the Senior Notes due 2011 on the Company's Consolidated Balance Sheets and will be amortized against interest expense over the remaining term of the notes resulting in a new effective rate on the notes of 7.896%. For the years ended December 31, 2007, 2006 and 2005, the Company amortized $0.2 million, $1.0 million, and $1.8 million, respectively, of the net premium which is included in interest expense on the Company's Consolidated Statements of Income. The following table reconciles the balance of the Senior Notes due 2011 on the Company's Consolidated Balance Sheets as of December 31, 2007 and 2006:

(In thousands)	December 31, 2007	December 31, 2006
Senior Notes due 2011 face value	$ 300,000	$ 300,000
Unamortized net gain (net of discount)	864	1,083
Senior Notes due 2011 carrying amount	$ 300,864	$ 301,083

Senior Notes due 2014

On March 30, 2004, the Company publicly issued $300.0 million of unsecured senior notes due 2014 (the "Senior Notes due 2014"). The Senior Notes due 2014 bear interest at 5.125%, payable semi-annually on April 1 and October 1, and are due on April 1, 2014, unless redeemed earlier by the Company. The notes were issued at a discount of approximately $1.5 million, yielding a 5.19% interest rate per annum. For each of the years ended December 31, 2007, 2006 and 2005, the Company amortized approximately $0.1 million of the discount which is included in interest expense on the Company's Consolidated Statements of Income. The following table reconciles the balance of the Senior Notes due 2014 on the Company's Consolidated Balance Sheets as of December 31, 2007 and 2006:

(In thousands)	December 31, 2007	December 31, 2006
Senior Notes due 2014 face value	$ 300,000	$ 300,000
Unaccreted discount	(1,024)	(1,162)
Senior Notes due 2014 carrying amount	$ 298,976	$ 298,838

Mortgage Notes Payable

As of December 31, 2007, the Company had outstanding nine non-recourse mortgage notes payable, with the related collateral, as follows:

(Dollars in millions)	Original Balance	Effective Interest Rate	Maturity Date	Number of Notes Payable	Collateral[6]	Investment in Collateral at December 31, 2007	Contractual Balance at December 31, 2007	Contractual Balance at December 31, 2006[7]
Life Insurance Co.[1]	$ 23.3	7.765%	7/26	1	MOB	$ 46.8	$ 20.0	$ 20.5
Life Insurance Co.[2]	4.7	7.765%	1/17	1	MOB	11.1	3.0	3.2
Commercial Bank[3]	23.4	7.220%	5/11	5	6 MOBs; 1 ASC	54.2	10.1	12.6
Commercial Bank[4]	1.8	5.550%	10/32	1	OTH	7.3	1.8	–
Life Insurance Co.[5]	15.1	5.490%	1/16	1	ASC	32.5	14.5	14.8
				9		$ 151.9	$ 49.4	$ 51.1

(1) Payable in monthly installments of principal and interest based on a 30-year amortization with the final payment due at maturity.

(2) Payable in monthly installments of principal and interest based on a 20-year amortization with the final payment due at maturity.

(3) Payable in fully amortizing monthly installments of principal and interest due at maturity. Originally, the Company had 8 mortgage notes totaling $35.0 million on 10 MOBs. Three of the mortgage notes, originally totaling $11.6 million, were defeased during the second quarter of 2006.

(4) Payable in monthly installments of principal and interest based on a 27-year amortization with the final payment due at maturity.

(5) Payable in monthly installments of principal and interest based on a 10-year amortization with the final payment due at maturity.

(6) MOB-Medical office building; ASC-Ambulatory Care/Surgery; OTH-Other.

(7) The December 31, 2006 balance does not include two mortgage notes totaling $9.0 million that were disposed of in the sale of the senior living assets during 2007.

The contractual interest rates for the nine outstanding mortgage notes ranged from 5.125% to 8.50% at December 31, 2007.

Other Long-Term Debt Information

Future maturities of the Company's notes and bonds payable as of December 31, 2007 were as follows:

(Dollars in thousands)	Principal Maturities	Discount/ Premium Amortization	Total Notes and Bonds Payable	%
2008	$ 3,711	$ 91	$ 3,802	0.5%
2009 [1]	139,994	102	140,096	17.8%
2010	4,296	115	4,411	0.6%
2011	302,625	(73)	302,552	38.5%
2012	1,719	(178)	1,541	0.2%
2013 and thereafter	333,106	(219)	332,887	42.4%
	$ 735,451	$ (162)	$ 785,289	100.0%

[1] Includes $136.0 million outstanding on the Unsecured Credit Facility due 2009.

The Company acquired four interest rate swaps in its 1998 acquisition of Capstone Capital Corporation. In order to set the liabilities assumed by the Company, the Company, concurrently with the acquisition, acquired off-setting swaps. The remaining liability as of December 31, 2007, 2006 and 2005 was $32,000, $216,000 and $401,000, respectively. The remaining liability will be fully amortized during the first quarter of 2008.

10. STOCKHOLDERS' EQUITY

Common Stock

The Company had no preferred shares outstanding and had common shares outstanding for the three years ended December 31, 2007 as follows:

	Year Ended December 31,		
	2007	2006	2005
Balance, beginning of period	47,805,448	47,768,148	47,701,108
Issuance of stock	2,833,434	3,876	29,348
Restricted stock-based awards, net of forfeitures	52,449	33,424	37,692
Balance, end of period	50,691,331	47,805,448	47,768,148

Equity Offering

On September 28, 2007, the Company sold 2,760,000 shares of common stock, par value $0.01 per share, at $24.85 per share to an investment bank. The transaction generated approximately $68.4 million in net proceeds to the Company. The proceeds were used to fund acquisitions under contract, construction underway of medical office and outpatient facilities and for other general purposes; and were temporarily used to repay a portion of amounts outstanding under the Company's Unsecured Credit Facility due 2009.

Authorization to Repurchase Common Stock

In July 2006, the Company's Board of Directors authorized the repurchase of up to 3,000,000 shares of the Company's common stock. The Company may elect, from time to time, to repurchase shares either when market conditions are appropriate or as a means to reinvest excess cash flows from investing activities. Such purchases, if any, may be made either in the open market or through privately negotiated transactions. As of December 31, 2007, the Company had not repurchased any shares under this authorization.

Accumulated Other Comprehensive Loss

Pursuant to SFAS No. 158, during the years ended December 31, 2007 and 2006, the Company recorded $0.3 million and $4.0 million, respectively, in additional benefit obligations related to its pension plans, resulting in an increase to other liabilities, with an offset to other comprehensive income, included in stockholders' equity, on the Company's Consolidated Balance Sheets.

11. BENEFIT PLANS

Executive Retirement Plan

The Company has an Executive Retirement Plan, under which certain officers designated by the Compensation Committee of the Board of Directors may receive upon normal retirement (defined to be when the officer reaches age 65 and has completed five years of service with the Company) an amount equal to 60% of the officer's final average earnings (defined as the average of the executive's highest three years' earnings) plus 6% of final average earnings times years of service after age 60 (but not more than five years), less 100% of certain other retirement benefits received by the officer, to be paid in monthly installments over a period not to exceed the greater of the life of the retired officer or his surviving spouse. Assuming the officers currently eligible for retirement retire at the normal retirement date, the Company would begin making benefit payments (other than the $84,000 currently being paid annually) of approximately $1.2 million per year, based on assumptions at December 31, 2007, which would increase annually based on CPI. Rather than receiving monthly payments, the retiring officer has the option to request a lump sum retirement payment, equal to the present value of the total expected payments.

Retirement Plan for Outside Directors

The Company has a retirement plan for outside directors under which a director may receive upon normal retirement (defined to be when the director reaches age 65 and has completed at least five years of service as a director) payment annually, for a period equal to the number of years of service as a director but not to exceed 15 years, an amount equal to the director's annual retainer and meeting fee compensation (for 2007 this amount ranged from $35,000 to $49,000) immediately preceding retirement from the Board. Such benefit payments are to be made to the retired director or his beneficiary in equal quarterly installments for the duration of the applicable payment period.

Retirement Plan Information

Net periodic benefit cost for both the Executive Retirement Plan and the Retirement Plan for Outside Directors (the "Plans") for the three years in the period ended December 31, 2007 is comprised of the following:

(In thousands)	2007	2006	2005
Service cost	$ 1,022	$ 995	$ 681
Interest cost	943	743	487
Amortization of net gain/loss	442	417	169
	$ 2,407	$ 2,155	$ 1,337
Net loss recognized in other comprehensive loss	311	2,591	–
Total recognized in net periodic benefit cost and other comprehensive loss	$ 2,718	$ 4,746	$ 1,337

The Company estimates that approximately $0.4 million of the net loss recognized in accumulated other comprehensive loss totaling approximately $4.3 million will be amortized to expense in 2008.

The Plans are unfunded, and benefits will be paid from earnings of the Company. The following table sets forth the benefit obligations as of December 31, 2007 and 2006.

(In thousands)	2007	2006
Benefit obligation at beginning of year	$ 13,008	$ 8,345
Service cost	1,022	995
Interest cost	943	743
Benefits paid	(84)	(83)
Actuarial gain/loss, net	753	3,008
Benefit obligation at end of year	$ 15,642	$ 13,008

Amounts recognized in the balance sheet are as follows:

(In thousands)	2007	2006
Net liabilities included in accrued liabilities	$ (11,296)	$ (8,973)
Amounts recognized in accumulated other comprehensive loss	(4,346)	(4,035)

The Company assumed the following discount rates related to the Executive Retirement Plan and the Retirement Plan for Outside Directors and assumed the following compensation increases related to the Executive Retirement Plan as of and for each of the three years ended December 31, 2007 to measure the year-end benefit obligations and the earnings effects for the subsequent year related to the retirement plans.

	As of December 31,		
	2007	2006	2005
Discount rate	6.0%	6.4%	6.4%
Compensation increases	2.7%	2.7%	2.7%

At December 31, 2007, three employees and five non-employee directors were eligible to retire under the Executive Retirement Plan or the Retirement Plan for Outside Directors. If these individuals retired at normal retirement age and received full retirement benefits based upon the terms of each applicable plan, future benefits payable are estimated to be approximately $34.5 million as of December 31, 2007.

12. STOCK AND OTHER INCENTIVE PLANS

2007 Employees Stock Incentive Plan

In May 2007, the Company's shareholders approved the 2007 Employees Stock Incentive Plan (the "Incentive Plan") which authorized the Company to issue 2,390,272 shares of common stock to its employees. The Incentive Plan, which superseded the 2003 Employees Restricted Stock Incentive Plan, will continue until terminated by the Company's Board of Directors. During 2007, the Company had issued, net of forfeitures, a total of 29,332 restricted shares under the Incentive Plan and had issued, net of forfeitures, a total of 7,151 and 30,324 restricted shares, respectively, under its predecessor plan for compensation-related awards to employees for the years ended December 31, 2007 and 2006. No additional shares will be issued under the predecessor plan. The shares issued under the Incentive Plan and its predecessor plan are generally subject to fixed vesting periods varying from three to ten years beginning on the date of issue. If an employee voluntarily terminates employment with the Company before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the shares have been issued, the employee has the right to receive dividends and the right to vote the shares. Compensation expense recognized during the years ended December 31, 2007, 2006 and 2005 from the amortization of the value of the shares issued under the Incentive Plan and its predecessor plan was $4.1 million, $3.5 million and $3.6 million, respectively.

The Incentive Plan also authorized the Company's Compensation Committee of its Board of Directors to grant restricted stock units or other performance units to eligible employees. Such awards will also be subject to restrictions and other conditions as determined appropriate by the Compensation Committee. Grantees of restricted stock units will not have shareholder voting rights and will not receive dividend payments. The award of performance units does not create any shareholder rights. Upon satisfaction of certain performance targets as determined by the Compensation Committee, payment of the performance units may be made in cash, shares of common stock, or a combination of cash and common stock, at the option of the Compensation Committee. As of December 31, 2007, the Company had not granted any restricted stock units or other performance awards under the Incentive Plan.

Non-Employee Directors' Stock Plan

Pursuant to the 1995 Restricted Stock Plan for Non-Employee Directors (the "1995 Directors' Plan"), the directors' stock vests for each director upon the date three years from the date of issue and is subject to forfeiture prior to such date upon termination of the director's service, at no cost to the Company. As of December 31, 2007 and 2006, the Company had issued a total of 59,173 and 43,173 shares, respectively, pursuant to the 1995 Directors' Plan and a total of 40,827 and 56,827 authorized shares, respectively, had not been issued. For 2007, 2006, and 2005, compensation expense resulting from the amortization of the value of these shares was $396,263, $229,711, and $33,783, respectively.

A summary of the activity under the Incentive Plan, its predecessor plan, and the 1995 Directors' Plan and related information for the three years in the period ended December 31, 2007 follows:

	2007	2006	2005
Restricted shares, beginning of year	1,261,613	1,271,548	1,307,966
Granted	65,706	46,928	39,220
Vested	(35,974)	(56,116)	(75,638)
Forfeited	(1,699)	(747)	–
Restricted shares, end of year	1,289,646	1,261,613	1,271,548
Weighted-average grant date fair value of:			
Restricted shares, beginning of year	$ 24.85	$ 24.37	$ 23.56
Restricted shares granted during the year	$ 34.99	$ 33.75	$ 37.67
Restricted shares vested during the year	$ 33.17	$ 21.22	$ 17.30
Restricted shares forfeited during the year	$ 34.89	$ 34.15	$ –
Restricted shares, end of year	$ 25.12	$ 24.85	$ 24.37
Grant date fair value of shares granted during the year	$ 2,298,787	$ 1,583,605	$ 1,477,478

The grant date value of restricted awards at December 31, 2007 issued under the Company's restricted stock plans was approximately $8.6 million with a weighted-average vesting period remaining of approximately 3.5 years. The vesting periods for the restricted shares granted during 2007 ranged from three to 120 months.

During 2007, the Company withheld 9,413 shares of common stock from one of its officers to pay estimated withholding taxes related to restricted stock that vested and purchased 1,445 shares of common stock for cash from two other officers whose shares vested. The shares were immediately retired.

During 2006, the Company withheld 12,757 shares of common stock from one of its officers to pay estimated withholding taxes related to restricted stock that vested. The shares were immediately retired.

Dividend Reinvestment Plan

The Company is authorized to issue 1,000,000 shares of Common Stock to shareholders under the Dividend Reinvestment Plan. As of December 31, 2007, the Company had 389,772 shares issued under the plan of which 63,600 shares were issued in 2007 and 4,468 were issued in 2006.

Employee Stock Purchase Plan

In January 2000, the Company adopted the Employee Stock Purchase Plan, pursuant to which the Company is authorized to issue shares of Common Stock. As of December 31, 2007 and 2006, the Company had a total of 590,171 and 608,240 shares authorized under the Employee Stock Purchase Plan, respectively, which had not been issued or optioned. Under the Employee Stock Purchase Plan, each eligible employee in January of each year is able to purchase up to $25,000 of Common Stock at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise of such option (the "Exercise Date"). The number of shares subject to each year's option becomes fixed on the date of grant. Options granted under the Employee Stock Purchase Plan expire if not exercised 27 months after each such option's date of grant. Cash received from employees upon exercising options under the Employee Stock Purchase Plan for the years ended December 31, 2007, 2006, and 2005 was $0.3 million, $0.4 million, and $0.3 million, respectively.

A summary of the Employee Stock Purchase Plan activity and related information for the three years in the period ended December 31, 2007 is as follows:

	2007	2006	2005
Outstanding, beginning of year	171,481	158,026	141,037
Granted	128,928	148,698	119,730
Exercised	(9,947)	(14,958)	(12,132)
Forfeited	(43,948)	(65,135)	(45,659)
Expired	(66,911)	(55,150)	(44,950)
Outstanding and exercisable at end of year	179,603	171,481	158,026
Weighted-average exercise price of:			
Options outstanding, beginning of year	$ 30.55	$ 28.28	$ 27.97
Options granted during the year	$ 33.61	$ 28.28	$ 34.60
Options exercised during the year	$ 26.11	$ 28.34	$ 25.78
Options forfeited during the year	$ 26.38	$ 29.28	$ 31.69
Options expired during the year	$ 23.61	$ 30.39	$ 24.86
Options outstanding, end of year	$ 21.58	$ 30.55	$ 28.28
Weighted-average fair value of options granted during the year (calculated as of the grant date)	$ 8.69	$ 6.55	$ 7.74
Intrinsic value of options exercised during the year	$ 37,898	$ 167,543	$ 84,749
Intrinsic value of options outstanding and exercisable (calculated as of December 31)	$ 684,287	$ 1,470,003	$ 64,729
Range of exercise prices of options outstanding (calculated as of December 31)	$ 21.58 - $33.61	$ 27.07 - $34.60	$ 28.28 - $28.28
Weighted-average contractual life of outstanding options (calculated as of December 31, in years)	0.8	0.8	0.8

The fair values for these options were estimated at the date of grant using a Black-Scholes options pricing model with the weighted-average assumptions for the options granted during the period noted in the following table. The risk-free interest rate was based on the U.S. Treasury constant maturity-nominal two-year rate whose maturity is nearest to the date of the expiration of the latest option outstanding and exercisable; the expected life of each option was estimated using the historical exercise behavior of employees; expected volatility was based on historical volatility of the Company's stock; and expected forfeitures were based on historical forfeiture rates within the look-back period.

	2007	2006	2005
Risk-free interest rates	4.82%	4.82%	3.08%
Expected dividend yields	4.50%	6.68%	7.5%
Expected life (in years)	1.59	1.46	1.51
Expected volatility	22.3%	19.9%	19.4%
Expected forfeiture rates	79%	76%	76%

13. EARNINGS PER SHARE

The table below sets forth the computation of basic and diluted earnings per share as required by FASB Statement No. 128, "Earnings Per Share" for the three years in the period ended December 31, 2007.

	Year Ended December 31,		
(Dollars in thousands, except per share data)	2007	2006	2005
Weighted Average Shares			
Weighted Average Shares Outstanding	48,595,003	47,803,671	47,746,562
Unvested Restricted Stock Shares	(1,058,870)	(1,275,814)	(1,281,347)
Weighted Average Shares - Basic	47,536,133	46,527,857	46,465,215
Weighted Average Shares - Basic	47,536,133	46,527,857	46,465,215
Dilutive effect of Restricted Stock Shares	723,195	930,052	894,134
Dilutive effect of Employee Stock Purchase Plan	32,002	41,028	47,449
Weighted Average Shares - Diluted	48,291,330	47,498,937	47,406,798
Earnings Available to Common Stockholders			
Income from Continuing Operations	$ 16,677	$ 15,976	$ 19,893
Discontinued Operations	43,385	23,743	32,775
Net income	$ 60,062	$ 39,719	$ 52,668
Basic Earnings Per Common Share			
Income from Continuing Operations per common share	$ 0.35	$ 0.34	$ 0.43
Discontinued Operations per common share	0.91	0.51	0.70
Net income per common share	$ 1.26	$ 0.85	$ 1.13
Diluted Earnings Per Common Share			
Income from Continuing Operations per common share	$ 0.35	$ 0.34	$ 0.42
Discontinued Operations per common share	0.89	0.50	0.69
Net income per common share	$ 1.24	$ 0.84	$ 1.11

14. Commitments and Contingencies

Construction in Progress

As of December 31, 2007, the Company had nine medical office/outpatient buildings and one specialty inpatient facility under development with estimated completion dates ranging from the first quarter of 2008 through the fourth quarter of 2009. The Company also had land held for development at December 31, 2007 of approximately $18.6 million on which the Company expects to develop and own medical office buildings and outpatient healthcare facilities. The table below details the Company's construction in progress and land held for development as of December 31, 2007. The information included in the table below is based on management's estimates and expectations at December 31, 2007 which is subject to change (dollars in thousands).

State	Estimated Completion Date - Core and Shell	Property Type[1]	Properties	Approximate Square Feet	Investment To Date	Estimated Remaining Fundings	Estimated Total Investment
Under construction:							
Texas	1Q 2008	MOB	1	140,221	$ 17,476	$ 7,438	$ 24,914
Colorado	3Q 2008	MOB	2	169,050	12,644	14,759	27,403
Arizona	4Q 2008	MOB	2	180,250	8,306	22,737	31,043
Texas	2Q 2009	MOB	1	125,000	9,245	23,755	33,000
Texas	2Q 2009	SIP	1	45,000	3,230	9,170	12,400
Texas	2Q 2009	MOB	1	100,000	6,119	19,839	25,958
Illinois	3Q 2009	MOB	1	83,600	6,234	19,526	25,760
Hawaii	4Q 2009	MOB	1	121,000	12,649	60,929	73,578
Land held for development:							
Illinois					8,413		
Texas					4,731		
Texas					5,410		
			10	964,121	$ 94,457	$ 178,153	$ 254,056

[1] MOB-Medical office building; SIP-Specialty inpatient facility

Other Construction

The Company also had various remaining first-generation tenant improvement obligations as of December 31, 2007 totaling approximately $12.1 million related to properties that were developed by the Company, a tenant improvement obligation totaling approximately $0.8 million related to a project developed by a joint venture in which the Company holds a 75% non-controlling equity interest, and a tenant improvement obligation totaling approximately $1.7 million related to a building acquired by the Company during 2007.

Operating Leases

As of December 31, 2007, the Company was obligated under operating lease agreements consisting primarily of the Company's corporate office lease and ground leases related to 33 real estate investments with expiration dates through 2079. The Company's corporate office lease covers approximately 30,934 square feet of rented space and expires on October 31, 2010, with two five-year renewal options. Annual base rent on the corporate office lease increases approximately 3.25% annually and the Company's ground leases generally increase annually based on increases in CPI. Rental expense relating to the operating leases for the years ended December 31, 2007, 2006 and 2005 was $3.0 million, $4.0 million and $3.5 million, respectively. The Company's future minimum lease payments for its operating leases as of December 31, 2007 are as follows (in thousands):

2008	$ 3,055
2009	3,161
2010	3,103
2011	2,582
2012	2,606
2013 and thereafter	202,912
	$ 217,419

Legal Proceedings

On October 9, 2003, HR Acquisition I Corporation (f/k/a Capstone Capital Corporation, "Capstone"), a wholly owned affiliate of the Company, was served with the Third Amended Verified Complaint in a shareholder derivative suit which was originally filed on August 28, 2002 in the Jefferson County, Alabama Circuit Court by a shareholder of HealthSouth Corporation. The suit alleges that certain officers and directors of HealthSouth, who were also officers and directors of Capstone, sold real estate properties from HealthSouth to Capstone and then leased the properties back to HealthSouth at artificially high values, in violation of their fiduciary obligations to HealthSouth. The Company acquired Capstone in a merger transaction in October 1998. None of the Capstone officers and directors remained in their positions following the Company's acquisition of Capstone. The complaint seeks unspecified compensatory and punitive damages. Following the settlement of a number of claims unrelated to the claims against Capstone, the court lifted a lengthy stay on discovery in April 2007 and discovery is now proceeding. The Company will defend itself vigorously and believes that the claims brought by the plaintiff are not meritorious.

In connection with the shareholder derivative suit discussed above, Capstone filed a claim with its directors' and officers' liability insurance carrier, Twin City Fire Insurance Company ("Twin City"), an affiliate of the Hartford family of insurance companies, for indemnity against legal and other expenses incurred by Capstone related to the suit and any judgment rendered. Twin City asserted that the Company's claim was not covered under the D&O policy and refused to reimburse Capstone's defense expenses. In September 2005, Capstone filed suit against Twin City for coverage and performance under its insurance policy. In the fourth quarter of 2007, the federal district judge in Birmingham, Alabama entered partial summary judgment on Capstone's claim for advancement of defense costs under the policy. Capstone and Twin City have agreed to an interim plan for Twin City's payment of defense costs fees and expenses, subject to Twin City's appeal of the partial summary judgment ruling. As of December 31, 2007, the Company had received $0.6 million from Twin City ($0.4 million of which was related to prior years) and had recorded approximately $1.0 million as a receivable due from Twin City for incurred but unreimbursed expenses related to the suit. The Company will continue to bill amounts to Twin City for its expenses incurred in defense of the underlying HealthSouth shareholder derivative litigation. The Company is recording these amounts as an offset to property operating expense on the Company's Consolidated Income Statements. The Company does not believe an appellate reversal of the partial summary judgment ruling is probable. However, if the ruling were to be reversed, the Company would be required to repay all monies received from Twin City.

In May 2006, Methodist Health System Foundation, Inc. (the "Foundation") filed suit against a wholly owned affiliate of the Company in the Civil District Court for Orleans Parish, Louisiana. The Foundation is the sponsor under financial support agreements which support two of the Company's medical office buildings adjoining the Methodist Hospital in east New Orleans. The Foundation received substantial cash proceeds from the sale of the Pendleton Memorial Methodist Hospital to an affiliate of Universal Health Services, Inc. in 2003. The Foundation's assets and income are not primarily dependent upon the operations of Methodist Hospital, which has remained closed since Hurricane Katrina struck in August 2005. The Foundation's suit alleges that Hurricane Katrina and its aftermath should relieve the Foundation of its obligations under the financial support agreements. The agreements do not contain any express provision allowing for termination upon a casualty event. As such, the Company has continued to record revenue under its financial support agreements with the

Foundation, totaling approximately $4.2 million as of December 31, 2007 (of which approximately $1.8 million was recognized as revenue during 2007), which remains unpaid by the Foundation. If the Foundation is relieved of its obligations to pay such amounts to the Company, or the Company is unable to collect certain of these amounts from its property insurance carrier, the Company's cash flows and results of operations could be negatively impacted. The Company believes the Foundation's claims are not meritorious and will vigorously defend the enforceability of the financial support agreements. The Company also had a receivable balance in excess of $1.1 million as of December 31, 2007, due from the Company's property insurance carrier, to partially reimburse the Company for costs incurred related to rebuilding and reopening its medical office buildings which were damaged from Hurricane Katrina. The Company collected approximately $1.0 million of the receivable from its property insurance carrier in January 2008 and expects to collect the remaining amounts upon completion of the insurance company's review of the claim.

The Company is not aware of any other pending or threatened litigation that, if resolved against the Company, would have a material adverse effect on the Company's financial condition or results of operations.

15. OTHER DATA

Taxable Income (Unaudited)

The Company has elected to be taxed as a REIT, as defined under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its taxable income to its stockholders.

As a REIT, the Company generally will not be subject to federal income tax on taxable income it distributes currently to its stockholders. Accordingly, no provision for federal income taxes has been made in the accompanying Consolidated Financial Statements. If the Company fails to qualify as a REIT for any taxable year, then it will be subject to federal income taxes at regular corporate rates, including any applicable alternative minimum tax, and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies as a REIT, it may be subject to certain state and local taxes on its income and property and to federal income and excise tax on its undistributed taxable income.

Earnings and profits, the current and accumulated amounts of which determine the taxability of distributions to stockholders, vary from net income because of different depreciation recovery periods and methods, and other items.

The following table reconciles the Company's consolidated net income to taxable income for the three years ended December 31, 2007:

	Year Ended December 31,		
(In thousands)	2007	2006	2005
Net income	$ 60,062	$ 39,719	$ 52,668
Items to Reconcile Net Income to Taxable Income:			
Depreciation and amortization	13,733	19,499	15,519
Gain or loss on disposition of depreciable assets	30,548	5,010	2,851
Straight-line rent	(1,043)	(2,296)	(97)
VIE consolidation	767	1,110	3,183
Receivable allowances	(4,625)	2,603	8,273
Stock-based compensation	7,353	3,832	4,314
Other	7,062	5,210	(2,494)
	53,795	34,968	31,549
Taxable income [1]	$ 113,857	$ 74,687	$ 84,217
Dividends paid [2]	$ 328,294	$ 126,205	$ 125,342

[1] Before REIT dividend paid deduction.

[2] Dividends paid for the year ended December 31, 2007 include the payment of a one-time special dividend of approximately $227.2 million paid from a portion of the proceeds received from the sale of the senior living assets.

Characterization of Distributions (Unaudited)

Distributions in excess of earnings and profits generally constitute a return of capital. The following table gives the characterization of the distributions on the Company's common stock for the three years ended December 31, 2007, 2006 and 2005. In 2007, the Company paid a one-time special dividend to its common stockholders of $4.75 per share from a portion of the proceeds from the sale of the senior living assets.

For the three years ended December 31, 2007, 2006 and 2005, there were no preferred shares outstanding. As such, no dividends were distributed related to preferred shares for those periods.

	2007		2006		2005	
	Per share	%	Per share	%	Per share	%
Common stock:						
Ordinary income	$ 1.11	16.3%	$ 1.48	56.2%	$ 1.77	67.4%
Return of capital	4.44	64.9%	1.14	43.0%	0.74	28.2%
20% capital gain	–	–	–	–	–	–
Unrecaptured section 1250 gain	1.29	18.8%	0.02	0.8%	0.12	4.4%
Qualified 5-year capital gain	–	–	–	–	–	–
Common stock distributions	$ 6.84	100.0%	$ 2.64	100.0%	$ 2.63	100.0%

State Income Taxes

The Company must pay certain state income taxes which are included in general and administrative expense on the Company's Consolidated Statements of Income.

In 2006, the state of Texas implemented a new gross margins tax which became effective January 1, 2007 that taxes gross receipts from operations in Texas at 1%, less a 30% deduction for expenses. Payment of the Texas gross margins tax for 2007 is not due until May 2008.

In July 2007, the State of Michigan signed into law the Michigan Business Tax Act ("MBTA"), which replaced the Michigan single business tax with a combined business income tax and modified gross receipts tax. These new taxes took effect January 1, 2008 and, for purposes of FASB SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), are properly reflected as an income tax for financial statement reporting purposes. The enactment of the MBTA resulted in the creation of a deferred tax liability for the Company in the estimated amount of $215,000. The Company will also record as income tax expense the gross receipts tax.

State income tax expense and state income tax payments for the years ended December 31, 2007, 2006 and 2005 are detailed in the table below.

(Dollars in thousands)	2007	2006	2005
State income tax expense:			
Texas gross margins tax	$ 391	$ –	$ –
Michigan gross receipts deferred tax liability	215	–	–
Other	88	(66)	126
Total state income tax expense	$ 694	$ (66)	$ 126
State income tax payments, net of refunds	$ 137	$ 23	$ (3)

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables and payables are a reasonable estimate of their fair value as of December 31, 2007 and 2006 due to their short-term nature. The fair value of notes and bonds payable is estimated using cash flow analyses as of December 31, 2007 and 2006, based on the Company's current interest rates for similar types of borrowing arrangements. The fair value of the mortgage notes receivable is estimated either based on cash flow analyses at an assumed market rate of interest or at a rate consistent with the rates on mortgage notes acquired by the Company recently. The fair value of the notes receivable is estimated using cash flow analyses based on assumed market rates of interest consistent with rates on notes receivable entered into by the Company recently. The table below details the fair value and carrying values for notes and bonds payable, mortgage notes receivable and notes receivable at December 31, 2007 and 2006.

	December 31, 2007		December 31, 2006	
(In millions)	Carrying value	Fair value	Carrying value	Fair value
Notes and bonds payable	$ 785.3	$ 820.9	$ 850.0	$ 852.9
Mortgage notes receivable	$ 30.1	$ 30.0	$ 73.9	$ 70.4
Notes receivable, net of allowances	$ 0.6	$ 0.5	$ 9.4	$ 9.2

17. RETIREMENT AND TERMINATION BENEFITS

During the first quarter of 2007, the Company recorded a $1.5 million charge, included in general and administrative expenses in the Company's Consolidated Income Statement, and established a related severance and payroll tax liability, included in accounts payable and accrued liabilities on the Company's Consolidated Balance Sheet, relating to the retirement of the Company's Chief Operating Officer and elimination of five other officer and employee positions in the Company's corporate and regional offices. The officer retirement and position eliminations were effective during the first quarter of 2007. The liability remaining at December 31, 2007 represents severance payments remaining that will be paid through the third quarter of 2008. The following table represents items included in the charge and liability as well as payments made related to the liability through December 31, 2007.

(In thousands)	Expense	Liability
Severance, payroll taxes and related charges	$ 1,078	$ 1,513
Accelerated vesting of deferred compensation	443	–
Total expense and liability recorded in 2007	$ 1,521	$ 1,513
Payments made during 2007		(1,251)
Balance at December 31, 2007		$ 262

18. SUBSEQUENT EVENTS

Dividend Declared

On January 29, 2008, the Company declared its quarterly Common Stock dividend in the amount of $0.385 per share payable on March 3, 2008 to shareholders of record on February 15, 2008.

Corporate INFORMATION

COMMON STOCK

Healthcare Realty Trust Incorporated Common Stock is traded on The New York Stock Exchange under the symbol HR. As of December 31, 2007, there were approximately 1,453 shareholders of record. The following table shows, for the fiscal periods indicated, the quarterly range of high and low sales prices of the Common Stock.

	High	Low
2007		
First Quarter	$ 44.19	$ 34.96
Second Quarter	39.26	27.20
Third Quarter	29.07	18.00
Fourth Quarter	27.76	22.72
2006		
First Quarter	$ 38.80	$ 32.96
Second Quarter	38.90	31.25
Third Quarter	38.79	31.90
Fourth Quarter	42.83	37.30

COMPARATIVE PERFORMANCE GRAPH

The SEC requires the Company to include in this Annual Report to Shareholders a line graph that compares the yearly percentage change in cumulative total shareholder return on the Company's Common Stock with (a) the performance of a broad equity market indicator and (b) the performance of a published industry index or peer group. The following graph compares the monthly percentage change in the return on the Company's Common Stock since January 1, 2002 with the cumulative total return on the Total Return Index for Equity REITs, published by the National Association of Real Estate Investment Trusts, Inc. and the Russell 3000 Index. The graph assumes the investment on January 1, 2002 of $100 and that all dividends were reinvested at the time they were paid.


300
250
200
150
100
50
Index Value
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
Healthcare Realty Trust, Inc.
Russell 3000
NAREIT All Equity REIT Index

	Period Ending					
Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Healthcare Realty Trust, Inc.	100.00	132.40	161.43	141.45	181.28	141.55
Russell 3000	100.00	131.06	146.71	155.69	180.16	189.42
NAREIT All Equity REIT Index	100.00	137.13	180.44	202.38	273.34	230.45

Corporate Address

Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
Phone: (615) 269-8175
Fax: (615) 269-8461

Website: www.healthcarerealty.com
Email Address: communications@healthcarerealty.com

Independent Registered Public Accounting Firm

BDO Seidman, LLP
414 Union Street, Suite 1800
Nashville, Tennessee 37219

Transfer Agent

Computershare Trust Company, N.A.
c/o Computershare Investor Services
P.O. Box 43010
Providence, Rhode Island 02940-3010
Phone: 1-800-733-5001
Common CUSIP #: 421946104
Senior Notes Due 2011 CUSIP #: 421946AF4
Senior Notes Due 2014 CUSIP #: 421946AF1

Website: www.computershare.com

Dividend Reinvestment Plan

A Dividend Reinvestment Plan is offered as a convenience to shareholders of record who wish to increase their holdings in the Company. Additional shares may be purchased, without service or sales charge, through automatic reinvestment of quarterly cash dividends. For information write Computershare Investor Services, P.O. Box 43010, Providence, Rhode Island 02940-3010, or call 1-800-733-5001. Information may also be obtained at the transfer agent's website, www.computershare.com.

Direct Deposit of Dividends

Direct deposit of dividends is offered as a convenience to stockholders of record. For information, write Computershare Investor Services, P.O. Box 43010, Providence, Rhode Island 02940-3010, or call 1-800-733-5001.

Form 10-K

The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2007, with the Securities and Exchange Commission. Shareholders may obtain a copy of this report, without charge, by writing: Investor Relations, Healthcare Realty Trust Inc., 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203. Or, via e-mail: communications@healthcarerealty.com.

Certifications

The Company's chief executive officer and chief financial officer have filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to the Company's Annual Report on Form 10-K. In addition, the Company's chief executive officer certified to the New York Stock Exchange in 2007 that he was not aware of any violation by the Company of the New York Stock Exchange's corporate governance listing standards.

Annual Shareholders Meeting

The annual meeting of shareholders will be held on May 13, 2008, at 10:00 a.m. at 3310 West End Avenue, Suite 700, Nashville, Tennessee.

Management

BOARD OF DIRECTORS & CORPORATE OFFICERS



Board of Directors (L-R)
Marliese E. Mooney
Independent Healthcare Consultant
David R. Emery
Chairman of the Board and Chief Executive Officer
J. Knox Singleton
President and Chief Executive Officer, Inova Health Systems
Dan S. Wilford
Retired President and Chief Executive Officer, Memorial Hermann Healthcare System
Batey M. Gresham, Jr. AIA
Founder, Gresham Smith & Partners
Bruce D. Sullivan
Retired Audit Partner, Ernst & Young LLP
Edwin B. Morris III
Managing Director, Morris & Morse Company Inc.
C. Raymond Fernandez M.D.
Chief Executive Officer, Piedmont Clinic
Errol L. Biggs, Ph.D.
Director, Graduate Programs in Health Administration, University of Colorado



Timothy H. Staggs
Associate Vice President, Corporate Compliance
Rita H. Todd
Corporate Secretary
Bethany A. Mancini
Associate Vice President, Corporate Communications
Stephen E. Cox
Vice President and Assistant General Counsel
Connie M. Seal
Associate Vice President and Tax Manager
James M. Albright
Vice President, Asset Management
Leigh Ann Stach
Vice President, Financial Reporting
Glenn D. Herndon
Associate Vice President and Controller
William R. Davis
Associate Vice President, Information Technology
Rebecca T. Oberlander
Associate Vice President, Human Resources
Fredrick M. Langreck
Senior Vice President, Treasurer and Assistant Secretary
David L. Travis
Vice President and Chief Accounting Officer
Kimberly R. Sullivan
Associate Vice President, Asset Administration



John M. Bryant, Jr.
Executive Vice President and General Counsel
B. Douglas Whitman, II
Executive Vice President and Chief Operating Officer
David R. Emery
Chairman of the Board and Chief Executive Officer
Scott W. Holmes
Executive Vice President and Chief Financial Officer



Robert E. Hull
Associate Vice President, Real Estate Investments
Steve L. Standifer
Associate Vice President, Real Estate Investments
Revell M. Lester
Associate Vice President, Project Development Services
Brince R. Wilford
Vice President, Real Estate Investments
Stephen D. Denney
Associate Vice President, Real Estate Investments
James C. Douglas
Vice President, Asset Administration
Todd J. Meredith
Senior Vice President, Real Estate Investments
Matthew J. Lederer
Associate Vice President, Real Estate Investments
Amy M. Poley
Associate Vice President, Real Estate Investments



Gilbert T. Irvin
Vice President, Operations
Anne C. Barbour
Vice President, National Asset Manager
Julie A. Wilson
Vice President and Director of Asset Management
Amy A. Byrd
Associate Vice President, National Asset Manager


END